As Filed with the Securities and Exchange Commission on May 11, 1998
                                               Registration No. 333-
   ======================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            _____________________

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    Under
                         The Securities Act of 1933
                            _____________________

                       AMERICAN COUNTRY HOLDINGS INC.
           (Exact name of registrant as specified in its charter)

                             ___________________
                DELAWARE                                 36-3525574
     (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)


                            222 N. LASALLE STREET
                           CHICAGO, ILLINOIS 60601
                               (312) 456-2000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               EDWIN W. ELDER
            EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
                       AMERICAN COUNTRY HOLDINGS INC.
                            222 N. LASALLE STREET
                           CHICAGO, ILLINOIS 60601
                               (312) 456-2000

     (Name, address, including zip code, and telephone number, including area code, of agent for service)

               PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:
                           STUART L. GOODMAN, ESQ.
                            SCHIFF HARDIN & WAITE
                              7300 SEARS TOWER
                           CHICAGO, ILLINOIS 60606
                               (312) 258-5711
                            ____________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
   SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________
        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
   [ ] ______________
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ____________________


                             CALCULATION OF REGISTRATION FEE

                                                                         Proposed
                                                                         Maximum
                                                                         Offering           Proposed
                                                         Amount            Price            Maximum           Amount of
        Title of Each Class Of Securities to be          to be         Per Share or        Aggregate         Registration
                      Registered                     Registered(1)        Warrant        Offering Price          Fee
        ---------------------------------------      -------------     ------------      --------------      ------------
       Common Stock, $.01 par value ("Common
       Stock"), underlying Redeemable Common
       Stock Purchase Warrants                         3,153,600            --                --                --(2)

       Class A Redeemable Common Stock
       Purchase Warrants                               3,153,600            --                 --               --(3)
       Common Stock underlying Class A
       Redeemable Common Stock Purchase Warrants       3,153,600           $3.25         $10,249,200.00       $3,023.51

       Total                                                                             $10,249,200.00       $3,023.51

     (1)      Estimated, solely for purposes of calculating the registration fee in accordance with Rule 457, based on the maximum number of shares of Common Stock and Class A Redeemable Common Stock Purchase Warrants that may be issued in connection with the offer.

     (2)      A filing fee of $2,573.43 was previously paid in connection with the registration of such shares of Common
              Stock underlying the Redeemable Common Stock Purchase Warrants on the registrant's Registration Statement on
              Form S-1 (Reg. No. 33-68884).

     (3)      In accordance with Rule 457(g), no fee is required since the Class A Redeemable Common Stock Purchase
              Warrants are being registered contemporaneously with the Common Stock underlying such warrants.

     (4)      Based upon the exercise price of the Class A Redeemable Common Stock Purchase Warrants, pursuant to Rule
              457(g).




        PURSUANT TO THE PROVISIONS OF RULE 429 OF THE SECURITIES ACT OF 1933, THE OFFERING CIRCULAR-PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO AN AGGREGATE OF 4,583,306 SHARES OF COMMON STOCK UNDERLYING THE REGISTRANT'S REDEEMABLE COMMON STOCK PURCHASE WARRANTS COVERED BY A POST-EFFECTIVE AMENDMENT TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-3 AMENDING THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-1 (REG. NO. 33-68884).

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
   DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL
   THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY
   STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME
   EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF
   1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON
   SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
   ======================================================================





   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS OFFERING CIRCULAR-PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   Offering Circular   Prospectus                   Subject to Completion
                                                             May 11, 1998

                       AMERICAN COUNTRY HOLDINGS INC.

     OFFER TO EXCHANGE ONE REDEEMABLE COMMON STOCK PURCHASE WARRANT AND
             $4.00 CASH FOR 2.19 SHARES OF COMMON STOCK AND 2.19
              CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS

       THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON __________, 1998 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED.

        American Country Holdings Inc. (the "Company") hereby offers (the "Offer") to the holders of its issued and outstanding Redeemable Common Stock Purchase Warrants (the "Old Warrants") the opportunity to exchange each Old Warrant and $4.00 in cash for 2.19 shares of the Company's common stock, $.01 par value ("Common Stock"), and 2.19 Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") beginning on the date hereof and ending on __________, 1998, unless extended on the terms hereinafter described. No more than 1,440,000 Old Warrants (approximately 70% of the Old Warrants outstanding at April 24, 1998) will be accepted for exchange pursuant to the Offer. In the event that holders of the Old Warrants (the "Old Warrantholders") tender more than 1,440,000 Old Warrants, the Company intends to accept Old Warrants tendered on a pro rata basis, disregarding fractions, according to the number of Old Warrants properly tendered by each holder.
                            ____________________

     THE COMMON STOCK AND CLASS A WARRANTS OFFERED HEREBY INVOLVE A HIGH
          DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                            ____________________

        This Offer is being made on the following terms (See "The Offer" for a more complete description of the terms of this Offer):

        An exchanging warrantholder who tenders Old Warrants together with four dollars ($4.00) per Old Warrant (the "Old Warrant Exercise Price") will receive for each Old Warrant tendered 2.19 shares of Common Stock and 2.19 Class A Warrants.




        Each Class A Warrant to be issued will entitle the holder thereof to purchase one share of the Company's Common Stock at an exercise price of $3.25 through and including August 31, 2001. The Company may redeem the Class A Warrants at $0.50 per warrant upon 30 days prior written notice if the closing bid price of the Company's Common Stock exceeds $5.00 for 30 consecutive trading days. The exercise price of the Class A Warrants was arbitrarily determined by the Company's Board of Directors and is not necessarily related to the Company's assets, earnings, book value or other generally accepted criteria of value.

        The exercise of Old Warrants pursuant to this Offer may be withdrawn by the holder thereof prior to 5:00 p.m., New York City time, on __________, 1998 (the "Expiration Date") (or the latest time and date at which this Offer, as extended by the Company, shall expire). Thereafter, such exercises are irrevocable, except that they may be withdrawn after __________, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. This Offer is subject to a number of customary conditions, any or all of which may be waived by the Company, but is not conditioned upon the exercise of a minimum number of Old Warrants. The Company also reserves the right to extend this Offer. See "The Offer -- Expiration Date; Extensions" and "--Conditions of the Offer."
                            ____________________

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS OFFERING CIRCULAR-PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.
                            ____________________

   The date of this Offering Circular - Prospectus is ____________, 1998.

        Warrantholders who desire to exercise their Old Warrants should
   (a) complete and submit the accompanying Letter of Transmittal and their Old Warrant Certificate, together with (i) a certified or official bank check in the amount of the aggregate Old Warrant Exercise Price made payable to American Country Holdings Inc.; or (ii) a wire transfer to American Stock Transfer & Trust Company (the "Exchange Agent") in the amount of the aggregate Old Warrant Exercise Price for the benefit of the Company, and any other required documents to the Exchange Agent, or (b) request a broker or bank to effect the transaction for him or her. Holders of Old Warrants registered in the name of a broker, dealer, bank, trust or nominee should instruct such institutions to exercise their Old Warrants. The Company does not intend to pay broker-dealers solicitation fees for the exercise of its Old Warrants. See "The Offer--Procedure for Tendering Old Warrants."

        If a holder of Old Warrants does not want to tender his or her Old Warrants pursuant to the terms of this Offer, he or she may



   exercise such Old Warrants under the present terms of the Old
   Warrants.  Each Old Warrant entitles the registered holder to purchase
   2.19 shares of Common Stock at an exercise price of $1.83 per share through and including August 31, 1998, after which date unexercised Old Warrants will expire.

        The Common Stock and Old Warrants are currently traded on the Nasdaq SmallCap Market under the symbols "ACHI" and "ACHIW," respectively. On May 7, 1998, the closing sale prices of the Common Stock and the Old Warrants were $2.12 and $1.37, respectively. The Company has applied for listing of the Class A Warrants on the Nasdaq SmallCap Market.

        Questions and requests for assistance or for additional copies of this Offering Circular-Prospectus may be made by calling James P. Byrne, Chief Financial Officer of the Company, at (312) 456-2000, or by writing to American Country Holdings Inc., 222 N. LaSalle Street, Chicago, Illinois 60601.

                        RESTRICTION IN CERTAIN STATES

        THE OFFER TO OLD WARRANTHOLDERS WITH RESPECT TO THE CLASS A WARRANTS AND THE COMMON STOCK TO BE ISSUED UPON THE TENDER OF THE OLD WARRANTS AND CASH IS EXPECTED TO BE QUALIFIED OR IS BELIEVED TO BE EXEMPT FROM QUALIFICATION IN THE FOLLOWING JURISDICTIONS:
   ________________________________________________________________
   ___________________________________.  TENDERS OF OLD WARRANTS AND CASH
   BY RESIDENTS OF OTHER JURISDICTIONS WILL NOT BE ACCEPTED BY THE COMPANY UNLESS AND UNTIL THE COMPANY QUALIFIES THE CLASS A WARRANTS AND THE COMMON STOCK UNDERLYING THE OLD WARRANTS TO BE ISSUED UPON THE ACCEPTANCE OF SUCH TENDERS IN SUCH JURISDICTIONS OR SATISFIES ITSELF THAT SUCH ISSUANCE IS EXEMPT FROM QUALIFICATION.























                            AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected or copies obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
   Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock and the Old Warrants are listed on the Nasdaq SmallCap Market, and reports, proxy statements and other information filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock and Class A Warrants to be offered hereby, as well as a Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") under the Exchange Act. This Offering Circular-Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, or the Schedule 13E-4 and the exhibits thereto, to which reference is made. The Registration Statement, the Schedule 13E-4 and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Offering Circular-Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, such statement being qualified in all respects by such reference.








              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this Offering Circular-Prospectus:

        1. the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998;

        2. the Company's Current Report on Form 8-K, filed with the Commission on January 22, 1998;

        3. the Company's Current Report on Form 8-K/A, filed with the Commission on April 9, 1998;

        4. the Company's Current Report on Form 8-K/A, filed with the Commission on April 17, 1998; and

        5. the description of the Common Stock contained in the Registration Statement on Form 8-A, filed with the Commission on November 23, 1993, as amended by the description of the change in par value of the Common Stock contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission on November 14, 1997.

        All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment hereto indicating that all securities offered hereby have been issued or which deregisters all such securities then remaining unissued, shall be deemed to be incorporated by reference in this Offering Circular-Prospectus and to be a part hereof from the respective dates of filings of such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular-Prospectus.

        THE COMPANY SHALL PROVIDE WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS OFFERING CIRCULAR-PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST, A COPY (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS OFFERING CIRCULAR-PROSPECTUS INCORPORATES) OF ANY AND ALL INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS OFFERING



   CIRCULAR-PROSPECTUS. REQUESTS SHOULD BE DIRECTED TO JAMES P. BYRNE, CHIEF FINANCIAL OFFICER, 222 N. LASALLE STREET, CHICAGO, ILLINOIS 60601, TELEPHONE NUMBER (312) 456-2000.




















































                                   SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR - PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL.


                                 THE COMPANY

        American Country Holdings Inc. (the "Company") is an insurance holding company which, through its direct subsidiaries, American Country Insurance Company ("American Country") and American Country Financial Services Corp. ("Financial Services"), conducts business as a specialty property and casualty insurer (primarily transportation, commercial and contractor lines) and provides premium financing for its insurance customers.

        The Company was incorporated in Delaware. The Company's principal executive offices are located at 222 North LaSalle Street, Chicago, Illinois 60601, and its telephone number at such offices is
   (312) 456-2000.

































                                  THE OFFER

   The Offer . . . . . . .    Each holder of the Company's Redeemable
                              Common Stock Purchase Warrants (the "Old
                              Warrants") may exchange one Old Warrant
                              and $4.00 cash (the "Old Warrant
                              Exercise Price") for 2.19 shares of the
                              Company's common stock, par value $.01
                              per share (the "Common Stock"), and 2.19
                              Class A Redeemable Common Stock Purchase
                              Warrants ("Class A Warrants").  No more
                              than 1,440,000 Old Warrants
                              (approximately 70% of the Old Warrants
                              outstanding at April 24, 1998) will be
                              accepted for exchange pursuant to the
                              Offer.  See "The Offer -- Terms of the
                              Offer."

   No Fractional Shares
     or Warrants . . . . .    No certificate representing fractional
                              shares of Common Stock or fractional
                              Class A Warrants shall be issued
                              pursuant to the Offer.  Cash shall be
                              issued in lieu of fractional shares of
                              Common Stock, if any.  Fractional Class
                              A Warrants that otherwise would be
                              issued in connection with the Offer will be rounded up to the nearest whole Class
                              A Warrant.  See "The Offer -- No
                              Fractional Shares or Warrants."

   Expiration Date . . . .    5:00 p.m., New York City time, on
                              _____________, 1998, unless extended
                              (the "Expiration Date").  See "The Offer
                              -- Expiration Date; Extensions."

   Withdrawal Rights . . .    Acceptance of the Offer may be withdrawn
                              by any Old Warrantholder at any time
                              prior to 5:00 p.m., New York City time,
                              on the Expiration Date.  Thereafter,
                              such exercises are irrevocable, except
                              that they may be withdrawn after
                              _____________, 1998 unless theretofore
                              accepted for exercise as provided in
                              this Offering Circular-Prospectus.  See
                              "The Offer -- Withdrawal Rights."

   Risk Factors  . . . . .    Holders of Old Warrants (the "Old
                              Warrantholders") who elect to exercise
                              their Old Warrants and receive Common
                              Stock and Class A Warrants should




                              consider certain factors regarding the
                              Company. See "Risk Factors."


   Class A Warrant Terms  .   Each Class A Warrant will entitle the
                              holder to purchase one share of Common
                              Stock for $3.25 through and including
                              August 31, 2001.  See "Description of
                              Securities -- Warrants."

   Effect of the Offer on
     Non-Exercising Old
     Warrantholders  . . .    The Old Warrants are exercisable through
                              and including August 31, 1998, after
                              which date they will expire.  In
                              addition, prior to their expiration, the reduced number of outstanding Old
                              Warrants as a result of the acceptance
                              of the Offer may limit the trading
                              market for the Old Warrants and may
                              adversely affect their liquidity and
                              market price.  See "Risk Factors --
                              Adverse Effect of Offer on Non-
                              Exercising Warrantholders" and "--
                              Requirements for Maintaining Listing of
                              Securities on the Nasdaq Small Cap
                              Market."

   Use of Proceeds . . . .    It is anticipated that all of the
                              estimated net proceeds of the Offer of
                              up to $5,760,000 will be used by the
                              Company to reduce the outstanding
                              balance due under a credit agreement.
                              See "Use of Proceeds."

   Acceptance of the Old
     Warrants  . . . . . .    The Company will accept up to 1,440,000
                              Old Warrants duly exercised and not
                              properly withdrawn on the Expiration
                              Date, subject to certain conditions.
                              See "The Offer--Conditions of the
                              Offer."  In the event that holders of
                              Old Warrants tender more than 1,440,000
                              Old Warrants pursuant to the Offer prior to the Expiration Date, the Company intends to accept Old Warrants tendered pro rata, disregarding fractions, according to the number of Old Warrants properly tendered by each warrantholder.
                              At April 24, 1998, 2,055,129 Old
                              Warrants were outstanding.




   Conditions of the
     Offer . . . . . . . .    The Offer is subject to a number of
                              customary conditions, any or all of
                              which may be waived by the Company.  See
                              "The Offer--Acceptance of the Warrants;
                              Delivery of Common Stock and Class A
                              Warrants" and "--Conditions of the
                              Offer."

   How to Tender the Old
     Warrants  . . . . . .    Any holder of Old Warrants desiring to
                              accept the Offer should either (a)
                              complete and submit the accompanying
                              Letter of Transmittal and his or her Old
                              Warrant certificate and forward same
                              together with (i) a certified or
                              official bank check in the amount of the aggregate Warrant Exercise Price made payable to American Country Holdings
                              Inc.; or (ii) a wire transfer to
                              American Stock Transfer & Trust Company
                              (the "Exchange Agent") in the amount of
                              the Old Warrant Exercise Price and any
                              other required documents to the Exchange
                              Agent; or (b) request a broker or bank
                              to effect the transaction for him or
                              her. Holders of Old Warrants registered in the name of a broker, dealer, bank or nominee should instruct such institutions to accept the Offer. See
                              "The Offer--Procedure for Tendering
                              Warrants."

   Certain Income Tax
     Consequences  . . . .    The tax consequences of the Offer are
                              uncertain under federal income tax law,
                              and Old Warrantholders are urged to
                              consult their own tax advisors regarding this matter. Acceptance of the Offer by an Old Warrantholder should not result in the recognition of taxable gain or loss. See "The Offer--Certain Federal
                              Income Tax Consequences."

   Delivery of
     Securities  . . . . .    The Exchange Agent will deliver the
                              certificates for shares of Common Stock
                              and Class A Warrants and cash, if any,
                              in lieu of fractional shares of Common
                              Stock, as soon as practicable after the
                              Expiration Date.  See "The Offer --
                              Acceptance of Old Warrants; Delivery of



                              Common Stock, Class A Warrants and Cash
                              in Lieu of Fractional Shares."


   Common Stock
   Outstanding Before
     and After Offering  .    As of April 24, 1998, there were
                              32,009,438 shares of Common Stock
                              outstanding.(1) Assuming the acceptance of the Offer by holders of at least 70% of the Old Warrants, there will be approximately 35,163,038 shares of
                              Common Stock outstanding following the
                              completion of the Offer.(2)

   Market Prices . . . . .    As of May 7, 1998, the last reported
                              sales prices of the Common Stock and the Old Warrants on the Nasdaq SmallCap
                              Market were $2.12 and $1.37,
                              respectively.  The Company has applied
                              for listing of the Class A Warrants on
                              the Nasdaq SmallCap Market.  See "Price
                              Range of Common Stock and Old Warrants."

   __________________________

   (1) Does not include (i) up to 4,500,733 shares of Common Stock issuable upon exercise of the Old Warrants, (ii) up to 3,153,600 shares of Common Stock reserved for issuance upon exercise of the Class A Warrants to be issued in the Offer and (iii) 405,199 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted under the Company's 1992 Stock Option Plan.

   (2) Does not include (i) up to 1,347,133 shares of Common Stock issuable upon exercise of the remaining Old Warrants, (ii) up to 3,153,600 shares of Common Stock reserved for issuance upon exercise of the Class A Warrants to be issued in the Offer and
        (iii) 405,199 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted under the Company's 1992 Stock Option Plan.














                     SUMMARY CONSOLIDATED FINANCIAL DATA
            (dollar amounts in thousands, except per share data)

        The following summary consolidated income statement data for each of the five years in the period ended December 31, 1997 and selected consolidated balance sheet data as of December 31, 1997, 1996, 1995, 1994 and 1993 are derived from the consolidated financial statements of the Company, and should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein.

                                                                        Year Ended December 31,
                                                ------------------------------------------------------------------------
     INCOME STATEMENT DATA:                              1997           1996           1995           1994           1993
                                                         ----           ----           ----           ----           ----
     REVENUES:
        Gross premiums written                        $68,416        $67,828        $64,898        $57,635        $46,085
                                                      =======        =======        =======        =======        =======
        Net premiums written                          $60,078        $60,760        $57,544        $50,652        $40,732
                                                      =======        =======        =======        =======        =======
        Net premiums earned                           $59,814        $60,550        $56,909        $48,312        $40,836
        Net investment income                           7,025          7,032          6,465          5,600          6,462
        Realized capital gains                          1,613            915            222            282            476
        Other income                                      331            219            150            107              0
             Total revenues                            68,783         68,716         63,746         54,301         47,774
     EXPENSES:

        Losses and loss adjustment expenses            53,149         48,845         45,305         38,925         32,739
        Amortization of policy acquisition
          costs, underwriting, and other
          expenses                                     12,911         12,860         11,185          9,639          9,823
        Interest expense                                  161              0              0              0              0
                                                      -------        -------        -------        -------        -------
             Total expenses                            66,221         61,705         56,490         48,564         42,562
                                                      -------        -------        -------        -------        -------
        Income before income taxes                      2,562          7,011          7,256          5,737          5,212
        Income taxes                                      493          1,986          2,287          1,472          1,353
                                                      -------        -------        -------        -------        -------
        Net income                                    $ 2,069        $ 5,025        $ 4,969        $ 4,265        $ 3,859
                                                      =======        =======        =======        =======        =======
        Net income per share - basic                  $  0.06        $  0.14        $  0.14        $  0.12        $  0.11
                                                      =======        =======        =======        =======        =======
        Net income per share - diluted                $  0.06        $  0.14        $  0.14        $  0.12        $  0.11
                                                      =======        =======        =======        =======        =======
        Cash dividends declared per share(1)          $  0.00        $  0.07        $  0.08        $  0.08        $  0.08
                                                      =======        =======        =======        =======        =======










                                                                              December 31,
                                                ------------------------------------------------------------------------
     BALANCE SHEET DATA:                                 1997           1996           1995           1994           1993
                                                         ----           ----           ----           ----           ----

     Total investments                               $122,098       $114,237       $113,687       $ 91,094       $ 90,837
     Total assets                                     162,661        151,790        140,627        123,173        126,980
     Liabilities for gross unpaid losses and           99,087         90,965         81,633         73,209         71,179
        loss adjustment expenses
     Notes payable                                      4,800              0              0              0              0
     Total liabilities                                127,521        111,353        100,560         89,322         92,261
     Total shareholders' equity                        35,140         40,437         40,067         33,851         34,719
     Book value per share                               $1.10          $1.14          $1.13          $0.95          $0.98

     Statutory Combined Ratio                          109.6%          101.8          100.3          100.1         103.4%
     GAAP Combined Ratio                               109.9%         101.3%           98.8         101.9%         105.4%


     _____________________
     (1)      Cash dividends declared are those of American Country.  Dividends per share declared by Western Systems prior to the Acquisition (see "THE COMPANY") were $0 for each year presented.
































                                RISK FACTORS

        PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS.

   REGULATION

        American Country is subject to varying degrees of regulation and supervision in the jurisdictions in which it transacts business under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation is designed to protect policyholders rather than investors and relates to such matters as standards of solvency, which must be met and maintained; the licensing of insurers and their agents and producers; the nature of and examination of the affairs of insurance companies, which includes periodic financial and market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting principles basis, required to be filed on the financial condition of insurers or for other purposes; establishment and maintenance of reserves for unearned premiums, losses and loss adjustment expenses; and requirements regarding numerous other matters. In general, American Country must file all rates for insurance directly underwritten with the insurance department of each state in which it operates on an admitted basis; reinsurance generally is not subject to state regulation. Further, state insurance statutes typically place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect their solvency. Illinois, the domicile state of American Country, requires that dividends be paid only out of earned surplus, and limits the annual amount payable without prior approval of the Department to the greater of 10% of policyholders' surplus or the amount of the prior years statutory net income.

        American Country is also subject to statutes governing insurance holding company systems in various jurisdictions. Such statutes require American Country to file an annual Holding Company System Registration statement with the state insurance regulatory authorities, which includes information concerning its capital structure, ownership, financial condition and general business operation. Under the terms of applicable state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of American Country's outstanding voting securities is required to obtain regulatory approval for the purchase of such voting securities. Section 131.2 of the Illinois Insurance Code relating to holding companies, to which American Country is subject, requires disclosure of transactions between American Country and its subsidiaries and affiliates. Such transactions must satisfy certain standards, including that they be fair, equitable and reasonable and that certain material transactions be specifically non-disapproved by the Director of Insurance. Further, prior approval by the Director is required of affiliated sales, purchases, exchanges, loans or



   extensions of credit, or investments, any of which involve 10% or more of American Country's admitted assets as of the preceding December 31st.

        The National Association of Insurance Commissioners ("NAIC") facilitates the regulation of multi-state companies through uniform reporting requirements, standardized procedures for financial examinations, and uniform regulatory procedures embodied in model acts and regulations. Current developments address the reporting and regulation of the adequacy of capital and surplus. The NAIC has finalized its risk- based capital model act for property/casualty companies, which calculates a minimum required statutory policyholders' surplus based on the underwriting, investment, credit loss reserve and other business risks applicable to the insurance company's operations. At December 31, 1997, American Country's required risk-based capital was $6.4 million; and its reported capital and surplus was $34.6 million, so that at December 31, 1997, American Country substantially exceeded the risk-based capital requirements.

   COMPETITION

        The property and casualty insurance business is highly competitive on the basis of both price and service. In recent years, the property and casualty insurance industry has been characterized by relatively high levels of competition and aggressive pricing and marketing.

        American Country faces its most active competition in public transportation lines from captive insurance programs that are put together by agents and reinsurers using an insurance company that writes the insurance business as a fronting carrier and then reinsures all of the business with the reinsurer. Many of these programs are short-lived but they generally enter the market with extremely aggressive pricing. Besides creating instability, they generally do not provide continuity of claims practices and settlements, which adversely affects future pricing for property and casualty insurance. Presently, there are two national carriers still pursuing taxi/livery business through general agents, but both of these carriers have reduced their presence in certain geographic areas (Midwest, California, New Jersey). A few smaller regional carriers remain that continue to target smaller accounts.

        In Illinois, the competition for coverage of artisan contractors is primarily from national carriers, regional carriers and mono-line workers' compensation carriers. The competition for restaurants is mainly from regional carriers.

        American Country benefits in both classes of its business by maintaining long term agency relationships. In addition, American Country's agents have specialized in these classes of business for many years. American Country believes it has been able to compete




   successfully by underwriting specialty coverages for niche areas in which American Country has expertise.

   ADEQUACY OF LOSS RESERVES

        The liabilities for unpaid losses and loss adjustment expenses are estimated by management utilizing methods and procedures which they believe are reasonable. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although management believes that the estimated liabilities for losses and loss adjustment expenses are reasonable, because of the extended period of time over which such losses are reported and settled, the subsequent development of these liabilities may not conform to the assumptions inherent in their determination and, accordingly, may vary significantly from the estimated amounts included in the accompanying financial statements. To the extent that the actual emerging loss experience varies from the assumptions used in the determination of these liabilities, the liabilities are adjusted to reflect actual experience. Such adjustments, to the extent they occur, are reported in the period recognized.

   RATINGS

        Increased public and regulatory concerns with the financial stability of insurers have resulted in greater emphasis by policyholders upon insurance company ratings, with a resultant potential competitive advantage for carriers with higher ratings. American Country currently is rated "A-" (Excellent) by A.M. Best Company, Inc. ("A.M. Best"). In addition, Standard & Poor's has given American Country an Insurer Claims-Paying Ability Rating of "BBBq" (Adequate). There can be no assurance, however, that American Country will maintain its ratings; any downgrade could materially adversely affect its operations. A.M. Best's and Standard & Poor's ratings are based on an analysis of the financial condition and operations of American Country as they relate to the industry in general, and are not designed for the protection of investors.

   MARKETING

        Becoming licensed as an authorized insurer and writing business in additional states is one of the foundations of American Country's growth strategy. American Country's ability to enter and write new business in these markets is contingent upon its becoming licensed by the insurance department of each jurisdiction. Each jurisdiction has its own licensing requirements and it may be difficult for American Country to obtain a license in the particular jurisdiction in which it applies.







   REINSURANCE

        The majority of American Country's reinsurance is placed with a limited number of reinsurers. American Country is required to obtain reinsurance in a competitive marketplace and a contingent liability exists to the extent that American Country's reinsurers are unable to meet their contractual obligations.

   FLUCTUATIONS IN INDUSTRY RESULTS

        The financial results of property and casualty insurers historically have been subject to significant fluctuations. Profitability is affected significantly by volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations develop relating to the scope of insurers' liability, fluctuations in interest rates and other changes in the investment environment which affect returns on invested capital, and inflationary pressures that affect the size of losses. Further, underwriting results have been cyclical in the property and casualty insurance industry, with protracted periods of overcapacity adversely impacting premium rates, resulting in higher combined ratios, followed by periods of under capacity and escalating premium rates, resulting in lower combined ratios.

   DEPENDENCE ON INVESTMENT INCOME

        American Country, similar to other property and casualty insurance companies, depends primarily on interest income from its investment portfolio for a substantial portion of its earnings. A significant decline in investment yields could have a material adverse effect on American Country's financial results.

   DEPENDENCE ON MANAGEMENT

        The Company is dependent upon its executive management and upon its ability to attract and retain qualified employees.

   CONTROL BY PRINCIPAL STOCKHOLDERS

        Certain of the executive officers and directors of the Company and members of their immediate families beneficially own approximately 53%, in the aggregate, of the outstanding shares of Common Stock. Consequently, such officers and directors are able to control the outcome of matters submitted to a vote of the Company's stockholders, such as the election of the Company's Board of Directors, and control the direction and future operations of the Company. Such concentration of ownership may also have the effect of discouraging, delaying or preventing a change in control of the Company.






   DETERMINATION OF TERMS OF THE OFFER

        The terms of the Offer, including the exercise price of the Class A Warrants, were arbitrarily determined by the Company's Board of Directors and do not necessarily bear any direct relationship to the Company's assets, earnings, book value or other generally accepted criteria of value.

   POSSIBLE INABILITY TO EXERCISE WARRANTS

        The Old Warrants and the Class A Warrants to be issued in the Offer may not be exercised unless at the time of exercise there is a current prospectus under an effective registration statement covering shares of Common Stock issuable upon exercise of such warrants and such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder thereof. The Company will use its best efforts to have a current registration statement in effect and to have all such shares of Common Stock so registered or qualified at any time when the holders of the Old Warrants and the Class A Warrants may exercise their warrants, although no assurance can be given that the Company will be able to do so. The issuance of Class A Warrants and Common Stock upon the tender of Old Warrants and cash pursuant to the Offer is qualified or exempt from qualification under the securities laws of the states named on the inside cover page of this Offering Circular-Prospectus. Holders of Old Warrants who live in other states who tender Old Warrants and cash pursuant to the Offer will not have their tender accepted by the Company unless and until the Company qualifies the issuance of the Class A Warrants and the Common Stock underlying the Old Warrants in such states or satisfies itself that an exemption with respect to such issuance is available in such states. In addition, following the Offer, purchasers may buy Class A Warrants in the secondary market or may move to jurisdictions in which the securities issuable upon exercise of the Class A Warrants are not qualified or exempt. In this event, the Company would be unable to issue securities to those persons upon exercise of such warrants unless and until the securities issuable upon exercise of such warrants are qualified for sale or exempt from qualifications in such jurisdictions. No assurance can be given that the Company will be able to effect any required registration or qualification. The value of the Class A Warrants could be adversely affected if a then current prospectus covering the securities issuable upon exercise of such warrants is not available pursuant to an effective registration statement or if such securities are not qualified for sale or exempt from qualification in the jurisdictions in which the holders of such warrants reside. Further, under the terms of the agreement under which the Class Warrants will be issued, the Company is not permitted to redeem the Class A Warrants unless a current prospectus is available at the time of notice of redemption and at all subsequent times to and including the date of redemption.





   POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS A WARRANTS

        The Class A Warrants to be issued in the Offer may be redeemed by the Company at any time prior to their expiration, at a price of $0.50 per warrant upon at least 30 days notice if the closing bid price of the Common Stock has exceeded $5.00 per share for a period of 30 consecutive trading days. Redemption of the Class A Warrants could force the holders (i) to exercise the Class A Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, (ii) to sell the Class A Warrants at the then-current market price when they might otherwise wish to hold the warrants, or (iii) to accept the redemption price, which may be substantially less than the market value of the Class A Warrants at the time of redemption.

   ADVERSE EFFECT OF OFFER ON NON-EXERCISING OLD WARRANTHOLDERS

        The effect of the Offer on non-exercising Old Warrantholders may be significant since, to the extent that the Offer is accepted and Old Warrants are exercised, the trading market for unexercised Old
   Warrants will become more limited, and their price is likely to be adversely affected.

   ABSENCE OF PRIOR TRADING MARKET FOR THE CLASS A WARRANTS

        Prior to the Offer, there will be no public market for the Class A Warrants. Although the Company has applied for the inclusion of the Class A Warrants on the Nasdaq SmallCap Market, there can be no assurance that such application will be approved. Furthermore, if such application is approved, there can be no assurance that an active trading market will develop for the Class A Warrants or, if one develops, that it will be maintained. There can also be no assurance as to the prices at which the Class A Warrants will trade. Until the Class A Warrants are fully distributed and a stable market develops, the prices at which the Class A Warrants trade may fluctuate significantly. Prices for the Class A Warrants will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Class A Warrants, investor perception of the Company and the business in which it operates, the results of the Company's operations and general economic and market conditions.

   REQUIREMENTS FOR MAINTAINING LISTING OF SECURITIES ON THE NASDAQ SMALLCAP MARKET

        The Common Stock and the Old Warrants are listed on, and an application has been filed for the Class A Warrants to be listed on, the Nasdaq SmallCap Market. The rules of the Nasdaq SmallCap Market establish criteria for continued listing of securities on such market. There can be no assurance that the Company will be able to maintain the standards for continued listing and it is possible that the Common Stock, the Old Warrants and, if listed, the Class A Warrants could be



   de-listed by the Nasdaq SmallCap Market due to the Company's inability to satisfy such market's continued listing requirements, and the market for the Common Stock, the Old Warrants or the Class A Warrants, as the case may be, may be affected adversely and holders may be unable to sell their shares of Common Stock, Old Warrants or Class A Warrants, as the case may be. In the event that the Common Stock, the Old Warrants or the Class A Warrants are de-listed from the Nasdaq SmallCap Market, the Company intends to make an application to qualify such de-listed securities for quotation in the over-the-counter market in the "pink sheets" or on the OTC Electronic Bulletin Board, although no assurance can be given that any such application will be approved, and if approved, an investor may find it more difficult to dispose of, and in the case of the "pink sheets," to obtain accurate quotations as to the price of, the de-listed securities.









































                                  THE OFFER

   TERMS OF THE OFFER

        The Company hereby offers to the holders of its issued and outstanding Old Warrants the opportunity to exchange each Old Warrant and $4.00 cash for 2.19 shares of the Company's Common Stock and 2.19 Class A Warrants, beginning on the date hereof and ending at 5:00 p.m., New York City time, on ___________, 1998 (the "Expiration Date") unless extended, subject to the terms and conditions set forth herein. No more than 1,440,000 Old Warrants (approximately 70% of the Old Warrants outstanding at April 24, 1998) will be accepted for exchange pursuant to the Offer. In the event that warrantholders tender more than 1,440,000 Old Warrants pursuant to the Offer prior to the Expiration Date, the Company intends to accept Old Warrants properly tendered on a pro rata basis, disregarding fractions, according to the number of Old Warrants properly tendered by each warrantholder. The Company's obligation to consummate the Offer is not subject to the exercise of any minimum number of Old Warrants. At April 24, 1998, 2,055,129 Old Warrants were outstanding.

        In accordance with this Offer, the Company will issue Common Stock, Class A Warrants and the cash to be received, if any, in lieu of the issuance of fractional shares of Common Stock (see "No Fractional Shares or Warrants" below) for outstanding Old Warrants effectively exercised, and not withdrawn, on the Expiration Date or as soon as practicable after such Expiration Date, subject to certain conditions set forth herein. See "Conditions of the Offer" below.

        An exchanging warrantholder who tenders Old Warrants together with four dollars ($4.00) per Old Warrant will receive for each Old Warrant tendered 2.19 shares of Common Stock and 2.19 Class A
   Warrants.

        Each Class A Warrant to be issued will entitle the holder thereof to purchase one share of the Company's Common Stock at a purchase price of $3.25 through and including August 31, 2001. The Company may redeem the Class A Warrants at a price of $0.50 per warrant upon 30 days prior written notice if the closing bid price of the Company's Common Stock exceeds $5.00 for 30 consecutive trading days. The exercise price of the Class A Warrants was arbitrarily determined by the Company's Board of Directors and is not necessarily related to the Company's assets, earnings, book value or other generally accepted criteria of value.

        If a holder of Old Warrants does not want to tender his or her Old Warrants pursuant to the terms of this Offer, he or she may exercise such Old Warrants under the present terms of the Old Warrants. Each Old Warrant entitles the registered holder to purchase
   2.19 shares of Common Stock at an exercise price of $1.83 per share through and including August 31, 1998.




   NO FRACTIONAL SHARES OR WARRANTS

        No certificate or scrip representing fractional shares of Common Stock will be issued in connection with the Offer, and fractional share interests that result from the exchange of Old Warrants and cash for Common Stock and Class A Warrants will not entitle the owner thereof to vote or to any rights of a stockholder of the Company. In lieu of any fractional shares of Common Stock, the Exchange Agent will pay, subject to deduction and withholding requirements, to each exchanging warrantholder who otherwise would be entitled to receive a fractional share of Common Stock, an amount of cash determined by multiplying (i) the last reported sale price of the Common Stock on the Nasdaq Small Cap Market on the Expiration Date, or, if no such sale is made on such date, the average of the closing bid and asked prices for such day on the Nasdaq Small Cap Market, and (ii) the fraction of a share of Common Stock to which such holder would otherwise be entitled. In no event shall interest be paid or accrued on any such cash payments. The cash amount to be paid to Old Warrantholders for such fractional shares shall be rounded up to the nearest cent.

        No certificate or scrip representing fractional Class A Warrants will be issued in connection with the Offer. Fractional Class A Warrants that otherwise would be issued in exchange for Old Warrants and cash pursuant to the Offer will be rounded up to the nearest whole Class A Warrant.

   EXPIRATION DATE; EXTENSIONS

        Subject to the terms and conditions as set forth herein, the Company will accept up to 1,440,000 Old Warrants tendered under the terms of this Offer which are not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company at its sole option may extend this Offer for an additional period of time by giving written notification of such extension to the Exchange Agent. In addition, the Company may at its election cause notice of any extension of the Offer to be published in THE NEW YORK TIMES, THE WALL STREET JOURNAL or any other newspaper selected by the Company.

        The Company has no present intention to extend this Offer beyond the Expiration Date. If, however, the Company does extend this Offer beyond such date, the Company intends that such extension will not exceed an additional ten business days. Any extension or expiration of the Offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, by public announcement thereof, and any amendment of the Offer will be followed as soon as practicable by public announcement. Without limiting the manner by which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such




   public announcement other than by making a release to the Dow Jones News Service.

        If the Company decides to waive, modify or amend a material provision of this Offer, it may do so at any time, provided that it gives notice thereof in the manner specified above and extends the Offer to the extent required by the Exchange Act. With respect to an increase or decrease in the percentage of the class of securities being tendered for or a change in the consideration offered, Rule 13e-4(f)(1) of the Exchange Act generally requires that a tender offer remain open for at least ten business days from the date the notice of such change is first published or sent or given to security holders. The minimum period during which the Offer must remain open following other material changes in the terms of the Offer will depend on the facts and circumstances, including the relative materiality of the change in the terms of information concerning the Offer. Any amendment to the Offer will apply to all Old Warrants exercised pursuant thereto, regardless of when or in what order the Old Warrants are exercised.

   PROCEDURE FOR TENDERING OLD WARRANTS

        To accept the Offer and tender the Old Warrants, the accompanying Letter of Transmittal ("Letter of Transmittal") must be completed and executed as indicated therein and the Letter of Transmittal and the Old Warrants must be accompanied by payment of the aggregate Old Warrant Exercise Price by certified or official bank check made payable to American Country Holdings Inc. or by wire transfer to the Exchange Agent for the benefit of the Company, together with any other required documents. The foregoing materials must be delivered to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus on or before the Expiration Date. However, in lieu of the foregoing, a warrantholder may either (i) exercise the Old Warrants pursuant to the procedure for book-entry exercise set forth below (and a confirmation of such book-entry exercise must be received by the Exchange Agent on or before the Expiration Date) or (ii) comply with the guaranteed delivery procedure set forth below. The beneficial holders of Old Warrants that are held by or registered in the name of a broker, dealer, commercial bank, trust Company or other nominee or custodian are urged to contact such entity promptly if they wish to accept the Offer. Letters of Transmittal, payment of the aggregate Old Warrant Exercise Price, and Old Warrants should not be sent to the Company.

        The method of delivery of Letters of Transmittal, Old Warrants, the aggregate Old Warrant Exercise Price and all other required documents to the Exchange Agent is at the election and risk of the holder, but if such delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or prior to the Expiration Date.




        Within two business days after the date hereof, the Exchange Agent will establish accounts with respect to the Old Warrants at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Old Warrants by causing the Book-Entry Transfer Facility to transfer the same into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure for such transfer and to confirm such transfer to the Exchange Agent in writing. Although delivery of the Old Warrants may be effected through book-entry transfer, either (i) a properly completed Letter of Transmittal (or facsimile thereof) executed by the holder of record, together with the proper signature guarantees, and the certified or official bank check made payable to American Country Holdings Inc. or a wire transfer for the benefit of the Company, together with all other documents required, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover page of this Offering Circular-Prospectus on or before the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure does not constitute delivery to the Exchange Agent.

        Except as otherwise provided below, each signature on the Letter of Transmittal, Old Warrant certificate or instrument of transfer must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (singularly, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Old Warrants tendered and the holder has not completed the box titled "Special Payment Instructions" or "Special Issuance Instructions" on the Letters of Transmittal; or (ii) if such Old Warrants are tendered for the account of an Eligible Institution.

        If the certificates for Old Warrants are registered in the name of a person other than the person exercising such Old Warrants, or if Old Warrants that are not accepted for exercise pursuant to the Offer are to be returned to a person other than the registered owner, then the certificates for such Old Warrants must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an Eligible Institution.

        The issuance of Common Stock, Class A Warrants and cash, if any, in lieu of fractional shares of Common Stock in exchange for cash and Old Warrants exercised pursuant to the Offer will be made only after timely receipt by the Exchange Agent of the Letters of Transmittal and certificates for such Old Warrants (or a confirmation of a book-entry



   transfer of such Old Warrants into the Exchange Agent's account at the Book-Entry Transfer Facility as described above) and the certified or official bank check or the wire transfer, together with all other documents required. If less than the number of Old Warrants evidenced by a submitted certificate are to be exercised, the exercising warrantholder should indicate on the Letter of Transmittal the number of whole Old Warrants being exercised. The number of Old Warrants represented by the certificates for Old Warrants delivered to the Exchange Agent and accompanied by a Letter of Transmittal and the aggregate Old Warrant Exercise Price will be deemed to have been exercised.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Old Warrants or payments of the aggregate Old Warrant Exercise Price tendered will be determined by the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of any particular Old Warrants and payments of the aggregate Old Warrant Exercise Price not properly tendered or the acceptance of which would, in the opinion of the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to any particular Old Warrants, and the Company's interpretation of the terms and conditions of this Offer (including the instructions and Letter of Transmittal) shall be final and binding. Any irregularities in connection with the tenders, unless waived, must be cured within such time as the Company shall determine, which time may be extended beyond the Expiration Date. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or incur any liability for failure to give such notification. Tenders of the Old Warrants and payments of the aggregate Old Warrant Exercise Price received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned (without interest on the cash payment or deduction therefrom) by the Exchange Agent to the appropriate Old Warrantholder as soon as practicable.

   GUARANTEED DELIVERY PROCEDURE

        If a holder of Old Warrants desires to exercise such Old Warrants pursuant to the Offer but is unable either to (i) deliver his certificates, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or before the Expiration Date or (ii) comply with the procedure for book-entry exercise on a timely basis, such Warrants may nevertheless be exercised pursuant to the Offer, provided that all of the following conditions are satisfied:

             (i)       such exercises are made by or through an Eligible
                       Institution;

             (ii) prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery



                       (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the warrantholder and the number of Old Warrants exercised, stating that the exercise is being made thereby and guaranteeing that within three trading days after the Expiration Date, the Old Warrants and the certified or official bank check or the wire transfer, together with all other documents required, will be deposited by the Eligible Institution with the Exchange Agent; and

             (iii) the certificates for all exercised Old Warrants in proper form for transfer (or a written confirmation of book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and the certified or official bank check or the wire transfer, together with all other documents required, are received by the Exchange Agent within three trading days after the Expiration Date.

   WITHDRAWAL RIGHTS

        Any exercise of Old Warrants pursuant to the Offer may be withdrawn subject to the procedures described below, at any time prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after _______ __, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. If the Company extends the period of time during which the Offer is open, is delayed in its acceptance of the Old Warrants for exercise or is unable to accept the Old Warrants for exercise for any reason, then, without prejudice to the Company's rights under the Offer, the Exchange Agent may, on behalf of the Company, retain all Old Warrants exercised, and such Old Warrants may not be withdrawn except as provided herein, subject to Rule 13E-4(f)(5) under the Exchange Act, which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities, promptly after the termination or withdrawal of the offer.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must (i) be timely received by the Exchange Agent at one of its addresses on the back cover of this Offering Circular-Prospectus before the Exchange Agent receives notice of acceptance by the Company of the Old Warrants, (ii) set forth the name of the tendering warrantholder, (iii) if the Old Warrants have been deposited with or otherwise identified to the Exchange Agent, contain the description of the Old Warrants to be withdrawn and indicate the certificate numbers shown on the certificates evidencing such Old Warrants (except in the case of



   book-entry exercise), and (iv) be executed by the warrantholder in the same manner as the original Old Warrant certificate tendered or be accompanied by evidence satisfactory to the Company that the person withdrawing the exercise pursuant to this Offer has succeeded to the beneficial ownership of the Old Warrants. In the case of Old Warrants tendered by book-entry transfer, a notice of withdrawal must specify, in lieu of certificate numbers, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Old Warrants. All questions as to the validity (including the time of receipt) of notices of withdrawal will be determined by the Company, whose determination shall be final and binding. Old Warrants and payments withdrawn in the manner specified above will not be considered to have been duly tendered. However, withdrawn Old Warrants may be re-exercised at any time prior to the Expiration Date.

        No interest shall be paid on any amount returned to an Old Warrantholder pursuant to a proper withdrawal or otherwise, regardless of any delay in the Offer.

   ACCEPTANCE OF OLD WARRANTS; DELIVERY OF COMMON STOCK, CLASS A WARRANTS AND CASH IN LIEU OF FRACTIONAL SHARES

        Upon the terms and subject to the conditions of this Offer, Old Warrants tendered for exercise and not properly withdrawn will be accepted for exercise on the Expiration Date. For purposes of this Offer, the Company will be deemed to have accepted for exercise properly tendered Old Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. All exercising Old Warrantholders will be deemed to have waived any right to receive notice of the acceptance of their Old Warrants.

        THE ISSUANCE OF CLASS A WARRANTS AND COMMON STOCK UPON THE TENDER OF OLD WARRANTS AND CASH PURSUANT TO THE OFFER IS QUALIFIED OR EXEMPT FROM QUALIFICATION UNDER THE SECURITIES LAWS OF THE STATES NAMED ON THE INSIDE COVER PAGE OF THIS OFFERING CIRCULAR-PROSPECTUS. HOLDERS OF OLD WARRANTS WHO LIVE IN OTHER STATES WHO TENDER OLD WARRANTS AND CASH PURSUANT TO THE OFFER WILL NOT HAVE THEIR TENDER ACCEPTED BY THE COMPANY UNLESS AND UNTIL THE COMPANY QUALIFIES THE ISSUANCE OF THE CLASS A WARRANTS AND THE COMMON STOCK UNDERLYING THE OLD WARRANTS IN SUCH STATES OR SATISFIES ITSELF THAT AN EXEMPTION WITH RESPECT TO SUCH ISSUANCE IS AVAILABLE IN SUCH STATES.

        The Exchange Agent will act as agent for the exercising holders of Old Warrants for the purposes of receiving from the Company the Common Stock, Class A Warrants, cash, if any, to be paid in lieu of fractional shares, and Old Warrants not accepted for exercise, and transmitting such securities and, if applicable, cash, to the Old Warrantholders. Tendered Old Warrants not accepted for exercise by the Company will be returned (or, in the case of Old Warrants exercised by book-entry transfer through the Book-Entry Transfer Facility, will be credited to an account maintained with the Book-Entry Transfer




   Facility) without expense to the exercising holders as promptly as practicable following the Expiration Date.

        If the Company extends the period during which the Offer is open, is delayed in its acceptance for exercise or is unable to accept for exercise any Old Warrants pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, the Exchange Agent, at the request of the Company, may nevertheless retain Old Warrants exercised together with any certified or official bank check or wire transfer and any other required documents subject to the withdrawal rights of holders thereof as set forth herein and applicable securities laws.

        Delivery of the Common Stock, Class A Warrants and cash in lieu of fractional shares, if any, in exchange for Old Warrants and payments validly tendered and accepted by the Company will be made as soon as practicable after the Expiration Date. All deliveries will be made through the Exchange Agent.

   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The following summary is a general discussion of certain of the anticipated federal income tax consequences of the acceptance of the Offer. No discussion is included regarding any applicable state, local or foreign tax laws. This summary is limited to warrantholders who hold the Old Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The tax consequences to any particular Old Warrantholder may be affected by matters not discussed below. In addition, the Company has not sought a ruling from the Internal Revenue Service or an opinion of counsel with respect to such tax consequences. Accordingly, each Old Warrantholder is advised to consult with his, her or its own tax advisor regarding the tax consequences of holding or exercising the Old Warrants.

             TAX CONSEQUENCES TO WARRANTHOLDERS. Although the matter is not free from doubt, acceptance of this Offer should not result in immediate recognition of gain or loss for tax purposes. The exchange of Old Warrants for Class A Warrants should constitute a tax-free recapitalization of the Company. Accordingly, the adjusted tax basis of the Class A Warrants should equal the adjusted tax basis of the Old Warrants surrendered. The holding period of the Class A Warrants includes the period Old Warrantholders held the Old Warrants.

             The acceptance of the Offer should not result in the recognition of taxable gain or loss by an Old Warrantholder to the extent the Old Warrantholder pays cash to the Company in exchange for Common Stock. The adjusted tax basis of the Common Stock should equal the amount of cash paid in exchange for such stock. The holding period of the Common Stock should begin on the date of the acceptance of the Offer. Cash issued in lieu of fractional shares of Common



   Stock should be a deemed issuance of a fractional share of Common Stock followed by a redemption of the fractional share of Common Stock for cash. Such redemption should be treated as payment in exchange for Common Stock taxable as a capital gain or loss, as the case may be.

             Assuming the acceptance of the Offer does not result in the recognition of taxable gain or loss, upon exercise of the Class A Warrants, no taxable gain or loss should be recognized by the warrantholders. The adjusted tax basis in the Common Stock received upon exercise equals the aggregate of the basis of the Class A Warrants and the exercise price of the Class A Warrants paid to the Company. The holding period of the Common Stock acquired upon exercise of the Class A Warrants should include the holding period of the Class A Warrants. Taxable gain or loss is recognized only when the Common Stock is disposed of in a taxable transaction.

             TAX CONSEQUENCES TO THE COMPANY. The Company will not recognize gain nor loss upon the issuance of either Class A Warrants or Common Stock. Furthermore, no gain or loss will be recognized by the Company upon subsequent exercise of the Class A Warrants.

   EFFECT ON NON-EXERCISING OLD WARRANTHOLDERS

        THE EFFECT OF THE OFFER ON NON-EXERCISING OLD WARRANTHOLDERS MAY BE SIGNIFICANT SINCE, TO THE EXTENT THAT THE OFFER IS ACCEPTED AND OLD WARRANTS ARE EXERCISED, THE TRADING MARKET FOR UNEXERCISED OLD
   WARRANTS WILL BECOME MORE LIMITED, AND THEIR PRICE IS LIKELY TO BE ADVERSELY AFFECTED.

   CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, the Company may cancel, modify or terminate the Offer and is not required to accept for exercise any Old Warrants pursuant to the Offer if prior to the Expiration Date:

             (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or governmental agency, by any governmental agency or any other person, prohibiting, restricting or delaying the Offer;

             (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the Offer; or

             (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for



                       trading on, the Nasdaq SmallCap Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States or New York authorities; or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Offer.

        If the Company terminates the Offer pursuant to any of the conditions set forth above, the Exchange Agent will promptly return the applicable Old Warrants and funds for the aggregate Old Warrant Exercise Price to the holders thereof.

        The Company reserves the absolute right to waive satisfaction of any conditions and compliance with any terms of the Offer. The Company further reserves the absolute right to reject any and all exercises not in proper form. On the Expiration Date, the Company will accept any and all Old Warrants which are properly exercised, subject to the conditions stated herein.

   LISTING OF THE CLASS A WARRANTS

        The Company has applied for listing of the Class A Warrants on the Nasdaq SmallCap Market. However, the Class A Warrants may not meet the initial listing requirements, and even if initially listed, there can be no assurance that the Class A Warrants will meet the requirements for continued inclusion and continue to be listed on the Nasdaq SmallCap Market. See "RISK FACTORS -- Absence of Prior Trading Market for the Class A Warrants" and "-- Requirements for Maintaining Listing of Securities on the Nasdaq SmallCap Market."

   POSITION OF THE BOARD OF DIRECTORS

        Assuming the exercise of all of the Old Warrants sought in this Offer, the Board of Directors of the Company believes the Company will benefit from the receipt of net cash proceeds of up to approximately $5,760,000 and the possible receipt of additional funds in the future from the exercise of the Class A Warrants of up to approximately $10,225,000. However, the Board of Directors is not making any recommendations to the holders of the Old Warrants as to whether they should exchange or refrain from exchanging any or all of their Old Warrants. Each Old Warrantholder must make his or her own decision as to whether to exchange all or any portion of the Old Warrants owned.

   PAYMENT OF FEES AND EXPENSES

        The Company has agreed to pay the Exchange Agent a fee of $3,500 to act in such capacity and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company



   will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular-Prospectus and related documents to the beneficial owners of the Old Warrants, and in handling or forwarding tenders for their customers. However, the Company will not make any other payments to brokers, dealers or others soliciting tenders of Old Warrants. Employees of the Company may solicit tenders of Old Warrants, for which they will receive no additional compensation.

   MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES

        Any warrantholder whose Old Warrant certificates have been mutilated, lost, stolen or destroyed should contact the Company at its address set forth below for further information.

   REQUESTS FOR ASSISTANCE

        Requests for additional copies of this Offering
   Circular-Prospectus or the Letter of Transmittal or assistance in completing an exchange should be made by calling James P. Byrne, Chief Financial Officer of the Company, at (312) 456-2000, or by mail to the Company as follows:

                       American Country Holdings Inc.
                            222 N. LaSalle Street
                           Chicago, Illinois 60601




























                                 THE COMPANY


        The Company is an insurance holding company which through its direct subsidiaries, American Country and Financial Services, conducts business as a specialty property and casualty insurer and provides premium financing for its insurance customers. Financial Services also provides secured loans for certain of American Country's larger customers.

        American Country is an Illinois domestic insurance company that specializes in the underwriting and marketing of commercial property and casualty insurance for a focused book of business. American Country concentrates on types of insurance in which it has expertise: transportation, restaurant and artisan contractor lines. American Country also writes personal lines auto and homeowners insurance. Although American Country's specialty public-transportation coverages (taxicab and limousine) are primarily written on risks in the City of Chicago and the surrounding suburbs, American Country has begun to extend its geographic coverage as part of its expansion program. American Country is licensed in the states of Illinois, Indiana, Iowa, Pennsylvania, Wisconsin and the District of Columbia and has applications pending in Connecticut, Michigan and New York. American Country also is admitted as an excess and surplus lines carrier in 26 states. American Country currently maintains an A.M. Best rating of "A-" (Excellent).

        American Country writes transportation, commercial and personal lines insurance coverage. Transportation lines, which include automobile liability, physical damage and workers' compensation coverages for taxicabs and limousines, accounted for 43% of total gross premiums written in 1997. Commercial lines, which include multi-peril risks, workers' compensation and automobile liability and physical damage, accounted for 44% of total gross premiums written in 1997. Personal lines, which include both automobile and homeowners' coverages, accounted for 13% of total gross premiums written in 1997. American Country's business is written by in-house salaried employees and through approximately 70 independent agents located in the states in which American Country is licensed.

        American Country is the successor to an insurance company that was organized in 1978 under the name Calumet Insurance Company. In 1997, American Country entered into a transaction with The Western Systems Corp. ("Western Systems") in which a subsidiary of Western Systems acquired substantially all the assets and assumed substantially all the liabilities of American Country and its wholly owned subsidiary, Financial Services, for a purchase price of $40.3 million (the "Acquisition"). In connection with the Acquisition, Western Systems sold 24 million shares of its common stock (approximately 75% of the shares outstanding) to three investors, two of which were shareholders of the parent company of American Country. Following the Acquisition, Western Systems changed its name to



   American Country Holdings Inc. to better reflect its property and casualty and premium finance businesses.

        For financial reporting purposes, because two former shareholders of the previous parent of American Country acquired a 50% interest in the Company as a result of purchasing shares of common stock that were issued in connection with the Acquisition, the Acquisition has been accounted for as a reverse acquisition whereby American Country was deemed to have acquired the Company. Financial statements for the Company for periods prior to the Acquisition (July 29, 1997) are those of American Country.

        Prior to January 3, 1997, Western Systems primarily operated under a franchise agreement with Transmedia Network, Inc. ("Transmedia") which granted Western Systems the rights to receive food and beverage credits from restaurants in California, Washington, Oregon and certain parts of Nevada that accepted the Transmedia restaurant card. On January 3, 1997, Western Systems sold its Transmedia franchise and had no remaining operating activities; there-after until the Acquisition, its business consisted primarily of managing its cash and cash equivalents as a publicly owned shell corporation actively seeking a business combination with an operating business that could use its available cash.

        The Company was incorporated under the laws of the State of Delaware on May 30, 1978. The Company's principal executive offices are located at 222 N. LaSalle Street, Chicago, Illinois 60601 and the Company's phone number at such offices is (312) 456-2000.



























                               USE OF PROCEEDS


        The Company estimates that the net proceeds from the exercise of the 1,440,000 Old Warrants, assuming the exercise of all outstanding Old Warrants (after deducting the estimated expenses of the Offer payable by the Company), will be $5,760,000. The Company anticipates that it will use all of such estimated net proceeds to reduce the outstanding balance due under a credit agreement (the "Credit Agreement") which the Company entered into with a bank on April 30, 1998. The Credit Agreement was entered into to (i) provide up to an aggregate of $7,000,000 to fund future acquisitions and (ii) pay the outstanding balance due under a $7,800,000 interim bank loan (the "Bank Loan") which was incurred by the Company on March 30, 1998 to repay the outstanding amount due under a revolving credit agreement which had been entered into to fund a portion of the Acquisition. $7,800,000 was outstanding under the Credit Agreement on May 7, 1998, on which interest accrued at a rate of 6.47% per annum.

        The Company is from time to time engaged in ongoing discussions with respect to acquisitions, and expects to continue to pursue such acquisition opportunities actively. As of the date of this Offering Circular-Prospectus, the Company does not have any agreements with respect to any material acquisitions but is involved in ongoing discussions with a company and is continuing to assess this and other acquisition opportunities.





























                PRICE RANGE OF COMMON STOCK AND OLD WARRANTS

        The Common Stock and Old Warrants are traded on the Nasdaq SmallCap Market under the symbols "ACHI" and "ACHIW," respectively. The following table sets forth the high and low closing sales prices of the Common Stock and the Old Warrants for the periods indicated below:

                         Common Stock                    Old Warrant
                          Price Range                    Price Range
                         ------------                    -----------
                          High        Low                High        Low
                          ----        ---                ----        ---
    1998
    ----
    First Quarter        $2.56      $1.75               $1.62      $0.75
    Second Quarter        2.25       2.00                1.50       1.12
    (through
    May 7, 1998


    1997
    ----
    First Quarter        $2.06      $0.81               $0.38      $0.19
    Second Quarter        2.75       1.44                1.81       0.25
    Third Quarter         2.81       1.81                2.50       0.88
    Fourth Quarter        2.94       1.50                1.50       0.16

    1996
    ----
    First Quarter        $2.50      $1.00               $0.50      $0.25
    Second Quarter        2.62       1.50                0.50       0.25

    Third Quarter         2.18       1.12                0.50       0.25
    Fourth Quarter        1.37       0.75                0.25       0.03


        All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in the Common Stock or the Old Warrants.

        On May 7, 1998, the last reported sales prices of the Common Stock and the Old Warrants as quoted by the Nasdaq SmallCap Market, were $2.12 and $1.37 per share and warrant, respectively. On May 7, 1998 there were approximately 237 and 53 record holders of the Common Stock and the Old Warrants, respectively. These numbers do not include an indeterminate number of stockholders and warrantholders whose shares and warrants, respectively, are held by brokers in "street name."





                    SELECTED CONSOLIDATED FINANCIAL DATA
            (dollar amounts in thousands, except per share data)


        The following selected consolidated income statement data for each of the five years in the period ended December 31, 1997 and selected consolidated balance sheet data as of December 31, 1997, 1996, 1995, 1994 and 1993 are derived from the consolidated financial statements of the Company, and should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein.

                                                                               YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------------
       INCOME STATEMENT DATA:                                     1997          1996         1995        1994          1993
       ---------------------                                      ----          ----         ----        ----          ----
       REVENUES:
        Gross premiums written                                 $68,416       $67,828      $64,898     $57,635       $46,085
                                                               =======       =======      =======     =======       =======
        Net premiums written                                   $60,078       $60,760      $57,544     $50,652       $40,732
                                                               =======       =======      =======     =======       =======
        Net premiums earned                                    $59,814       $60,550      $56,909     $48,312       $40,836
        Net investment income                                    7,025         7,032        6,465       5,600         6,462
        Realized capital gains                                   1,613           915          222         282           476
        Other income                                               331           219          150         107             0
                                                               -------       -------      -------     -------       -------
         Total revenues                                         68,783        68,716       63,746      54,301        47,774
                                                               -------       -------      -------     -------       -------
       EXPENSES:
        Losses and loss adjustment expenses                     53,149        48,845       45,305      38,925        32,739
        Amortization of policy acquisition
         costs, underwriting, and other expenses                12,911        12,860       11,185       9,639         9,823
        Interest expense                                           161             0            0           0             0
                                                               -------       -------      -------     -------       -------
         Total expenses                                         66,221        61,705       56,490      48,564        42,562
                                                               -------       -------      -------     -------       -------
        Income before income taxes                               2,562         7,011        7,256       5,737         5,212
        Income taxes                                               493         1,986        2,287       1,472         1,353
                                                               -------       -------      -------     -------       -------
        Net income                                             $ 2,069       $ 5,025      $ 4,969     $ 4,265       $ 3,859
                                                               =======       =======      =======     =======       =======
        Net income per share - basic                           $  0.06       $  0.14      $  0.14     $  0.12       $  0.11
                                                               =======       =======      =======     =======       =======
        Net income per share - diluted                         $  0.06       $  0.14      $  0.14     $  0.12       $  0.11
                                                               =======       =======      =======     =======       =======
        Cash dividends declared per share(1)                   $  0.00       $  0.07      $  0.08     $  0.08       $  0.08
                                                               =======       =======      =======     =======       =======








                                                                                     DECEMBER 31,
                                                            -------------------------------------------------------------
                                                                  1997          1996         1995        1994          1993
                                                                  ----          ----         ----        ----          ----
       BALANCE SHEET DATA:
       Total investments                                      $122,098      $114,237     $113,687    $ 91,094      $ 90,837
       Total assets                                            162,661       151,790      140,627     123,173       126,980
       Liabilities for gross unpaid losses and
        loss adjustment expenses                                99,087        90,965       81,633      73,209        71,179
       Notes payable                                             4,800             0            0           0             0
       Total liabilities                                       127,521       111,353      100,560      89,322        92,261
       Total shareholders' equity                               35,140        40,437       40,067      33,851        34,719
       Book value per share                                      $1.10         $1.14        $1.13       $0.95         $0.98
       Statutory Combined Ratio                                 109.6%        101.8%       100.3%      100.1%        103.4%
       GAAP Combined Ratio                                      109.9%        101.3%        98.8%      101.9%        105.4%

     ____________________

     (1)      Cash dividends declared are those  of American Country.  Dividends per  share declared by Western Systems prior to the Acquisition (see "THE COMPANY") were $0 for each year presented.


































                          DESCRIPTION OF SECURITIES


        Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). The following description of certain of the Company's securities is a summary, does not purport to be complete or to give effect to applicable statutory or common law, and is subject in all respects to the applicable provisions of the Certificate of Incorporation.

   COMMON STOCK

        The holders of outstanding shares of Common Stock are entitled to share ratably on a share-for-share basis with respect to any dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of Common Stock have been fully paid and are nonassessable. As of April 24, 1998, 32,009,438 shares of Common Stock were outstanding.

   PREFERRED STOCK

        The Preferred Stock may be issued from time to time without stockholder approval in one or more classes or series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, conversion rights, rights of exchange, voting rights, rights and terms or redemption (including sinking fund provisions), redemption prices, liquidation preferences and any other rights, preferences, privileges and restrictions of any class or series of Preferred Stock as well as the number of shares constituting such class or series and the designation thereof. The shares of any class or series of Preferred Stock need not be identical. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. There are currently no shares of Preferred Stock outstanding.

   WARRANTS

        Each Old Warrant entitles the registered holder thereof to purchase 2.19 shares of Common Stock at an exercise price of $1.83 per share, subject to adjustment, at any time prior to the close of




   business on August 31, 1998, subject to earlier redemption. As of April 24, 1998, 2,055,129 Old Warrants were outstanding.

        Each Class A Warrant to be issued in connection with the Offer will entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $3.25, subject to adjustment, at any time prior to the close of business on August 31, 2001, subject to earlier redemption.

        The Old Warrants and the Class A Warrants are redeemable by the Company on 30 days' prior written notice at a redemption price of $1.00 per warrant and $0.50 per warrant, respectively, provided the average of the closing bid prices of the Common Stock for 30 consecutive trading days exceeds $5.00 per share. All Old Warrants must be redeemed if any are redeemed, and all Class A Warrants must be redeemed if any are redeemed. Old Warrants and Class A Warrants that are not redeemed and are unexercised upon expiration will be exchanged for shares of Common Stock in the ratio of one share of Common Stock for 500 expired Old Warrants and one share of Common Stock for 1000 expired Class A Warrants, respectively. Upon notice to the Old Warrantholders or Class A Warrantholders, the Company has the right to reduce the exercise price or extend the expiration date of the Old Warrants or the Class A Warrants, as the case may be.

        In December 1997, the Company extended the expiration date of the Old Warrants from December 31, 1997 to August 31, 1998.

        The exercise price of the Old Warrants and the Class A Warrants and the number and kind of shares of Common Stock or other securities and property issuable upon exercise of the Old Warrants and the Class A Warrants are subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or capitalization of, the Common Stock or, in the case of the Old Warrants, the sale of Common Stock at less than the market price of the Common Stock. The 2.19 shares of Common Stock currently issuable upon exercise of an Old Warrant and the current exercise price of $1.83 per share give effect to an adjustment resulting from the issuance by the Company of 24,001,029 shares of Common Stock for $26,700,000 in July 1997.

        The Old Warrants have been issued, and the Class A Warrants will be issued, pursuant to separate warrant agreements between the Company and American Stock Transfer & Trust Company, the warrant agent (the "Warrant Agent"), and are and will be evidenced, respectively, by warrant certificates in registered form. The Old Warrants do not confer, and the Class A Warrants will not confer, upon the holders thereof any voting or any other rights of a stockholder of the Company.

        The Old Warrants and the Class A Warrants may be exercised upon surrender of the warrant certificate evidencing such respective warrants on or prior to the respective expiration dates (or earlier



   redemption dates) of such warrants at the offices of the Warrant Agent with the form of "Election to Purchase" on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check payable to the order of the Warrant Agent) for the number of warrants being exercised.

        The Old Warrants and the Class A Warrants are not exercisable by a holder if (i) the shares issuable on exercise of such Old Warrants or Class A Warrants, as the case may be, have not been registered under the securities or blue sky laws of the state of residence of such holder or (ii) a current prospectus meeting the requirements of the laws of such state cannot be lawfully delivered by or on behalf of the Company. Pursuant to the terms of the respective warrant agreements, the Company has agreed to use reasonable efforts to register such shares in states in which holders of warrants or Class A Warrants are known to reside and to maintain a current prospectus relating thereto.

   TRANSFER AGENT AND OLD WARRANT AGENT

        American Stock Transfer & Trust Company, New York, New York, is the transfer and warrant agent for the Common Stock, the Old Warrants and the Class A Warrants.































                                LEGAL MATTERS

   Certain legal matters with respect to the issuance of the securities offered hereby have been passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois.

                                   EXPERTS

   The consolidated financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Offering Circular-Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in this Offering Circular-Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         FORWARD LOOKING STATEMENTS

        The Company cautions readers regarding certain forward-looking statements contained in the foregoing and elsewhere and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Commission. Forward-looking statements are statements not based on historical facts. In particular, statements using verbs such as "expect," "intend," "plan," "anticipate," "believe" or similar words generally involve forward-looking statements. Forward-looking statements include but may not be limited to, statements relating to future plans, targets and objectives, financial results, cyclical industry conditions, government and regulatory policies, the uncertainties of the reserving process and the competitive environment in which the Company operates.

        Forward-looking statements are based upon estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control and subject to change. These uncertainties can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable events or developments, some of which may be national in scope, such as general economic conditions and interest rates. Some of these events or developments may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio, and other factors. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Commission. The Company disclaims any obligation to update forward-looking information.





                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



   Report of Independent Auditors  . . . . . . . . . . . . . . . . .  F-2
   Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . .  F-3
   Consolidated Statements of Income . . . . . . . . . . . . . . . .  F-5
   Consolidated Statements of Stockholders' Equity . . . . . . . . .  F-6
   Consolidated Statements of Cash Flows . . . . . . . . . . . . . .  F-7
   Notes to Audited Consolidated Financial Statements  . . . . . . .  F-9













































                       REPORT OF INDEPENDENT AUDITORS


   Board of Directors
   American Country Holdings Inc.

   We have audited the accompanying consolidated balance sheets of American Country Holdings Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Country Holdings Inc. at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           ERNST & YOUNG LLP

   February 24, 1998

















               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31
                                                                                          1997            1996
                                                                                          ----            ----
                                                                                              (IN THOUSANDS)
     ASSETS
     Investments (NOTES 2 AND 3):
       Available-for-sale:
        Fixed maturities - At fair value (amortized cost:  1997 -
          $117,542,000; 1996 - $71,961,000)                                                $119,476        $  73,025
       Equity securities - At fair value (amortized cost:  1997 -
         $1,487,000; 1996 - $9,393,000)                                                       1,622            9,743

       Fixed maturities held-to-maturity - At amortized cost
         (fair value:  1996 - $27,895,000)                                                        -           27,677
       Mortgage loans                                                                             -            2,500
       Collateral loans                                                                           -               62
       Short-term investments                                                                     -            1,230
                                                                                           --------         --------

     Total investments                                                                      121,098          114,237
     Cash and cash equivalents                                                                8,499            9,868
     Premiums receivable (net of allowance:  1997 - $265,000;                                 7,021            5,762
        1996 - $155,000)
     Reinsurance recoverable                                                                 16,254           12,900
     Deferred income taxes                                                                    3,899            3,319

     Deferred policy acquisition costs                                                        2,544            2,866
     Accrued investment income                                                                1,765            1,917
     Property and equipment                                                                     882              694
     Other assets                                                                               699              227
                                                                                           --------         --------
     Total assets                                                                          $162,661         $151,790
                                                                                           ========         ========

     Liabilities and stockholders' equity
     Liabilities:
       Unpaid losses and loss adjustment expenses                                         $  99,087        $  90,965
       Unearned premiums                                                                     13,413           13,243

       Note payable (NOTE 8)                                                                  4,800                -
       Accrued expenses                                                                       4,388            4,404
       Income taxes payable                                                                   2,694              365
       Other liabilities                                                                      3,139            2,376
                                                                                           --------         --------
     Total liabilities                                                                      127,521          111,353

     Commitments and contingent liabilities (NOTES 11 AND 12)



                         AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS (Continued)


                                                                                               DECEMBER 31
                                                                                          1997            1996
                                                                                          ----            ----
                                                                                              (IN THOUSANDS)

     Stockholders' equity (NOTES 1 AND 7):
       Common stock - $.01 par value:
         Authorized - 60,000,000 shares
         Issued and outstanding - shares:  1997 - 32,036,000;                                   320              356
           1996 - 35,557,000
       Preferred stock:  Authorized - 2,000,000 shares;
         Issued and outstanding - 0 shares

       Additional paid-in capital                                                            36,848              621
       Net unrealized investment gains                                                        1,930              919
       Unfunded pension loss                                                                   (854)            (887)
       Retained earnings (deficit)                                                           (3,104)          39,428
                                                                                           --------         --------

     Total stockholders' equity                                                              35,140           40,437
                                                                                           --------         --------
                                                                                           $162,661         $151,790
                                                                                           ========         ========

     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
























               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME



                                               YEAR ENDED DECEMBER 31
                                              1997      1996       1995
                                              ----      ----       ----
                                                   (IN THOUSANDS,
                                               EXCEPT PER SHARE DATA)

     REVENUES
     Premiums earned                         $59,814  $60,550   $56,909
     Net investment income                     7,025    7,032     6,465
     Net realized gains on investments         1,613      915       222

     Other income                                331      219       150
                                              ------   ------    ------
     Total revenues                           68,783   68,716    63,746

     LOSSES AND EXPENSES

     Losses and loss adjustment expenses 53,149 48,845 45,305 Amortization of deferred policy
       acquisition costs                       9,104    8,993     8,119
     Insurance and general expenses            3,968    3,867     3,066
                                              ------   ------    ------
     Total losses and expenses                66,221   61,705    56,490
                                              ------   ------    ------
     Income before income taxes                2,562    7,011     7,256


   Provision for income tax (NOTE 5):
     Current                                   4,163    2,320     2,195
     Deferred (credit)                        (3,670)    (334)       92
                                              ------   ------    ------

                                                 493    1,986     2,287
                                              ------   ------    ------
     Net income                              $ 2,069  $ 5,025   $ 4,969
                                             =======  =======   =======
     Basic and dilutive earnings per share   $   .06  $   .14   $   .14
                                             =======  =======   =======


   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.








               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (IN THOUSANDS)

                                                                                                 NET
                                                                          ADDI-               UNREALIZED                TOTAL
                                                                         TIONAL   UNFUNDED    INVESTMENT   RETAINED     STOCK-
                                                    NUMBER     COMMON    PAID-IN   PENSION      GAINS      EARNINGS    HOLDERS'
                                                  OF SHARES    STOCK     CAPITAL    LOSS       (LOSSES)    (DEFICIT)    EQUITY
                                                  ---------    -----     -------    ----       --------    ---------    ------

 Balance at January 1, 1995                           2,500     $2,500    $  621    $     -      $(2,060)    $32,790     $33,851
 Adjusted for reverse
   acquisition (NOTE 1)                              33,057     (2,144)        -          -            -       2,144           -
 Net income                                               -          -         -          -            -       4,969       4,969
 Change in net unrealized
   investment gains                                       -          -         -          -        4,247           -       4,247
 Dividends to stockholder                                 -          -         -          -            -      (3,000)     (3,000)
                                                     ------     ------    ------     ------       ------      ------      ------

 Balance at December 31, 1995                        35,557        356       621          -        2,187      36,903      40,067
 Net income                                               -          -         -          -            -       5,025       5,025
 Change in net unrealized
   investment gains                                       -          -         -          -       (1,268)          -      (1,268)
 Dividends to stockholder                                 -          -         -          -            -      (2,500)     (2,500)
 Pension liability, net of deferred                       -          -         -       (887)           -           -        (887)
   taxes (NOTE 9)                                    ------     ------    ------     ------       ------     -------     -------
 Balance at December 31, 1996                        35,557        356       621       (887)         919      39,428      40,437
 Redemption of shares recognized
   as part of reverse Acquisition                   (35,557)      (356)     (621)         -            -     (39,273)    (40,250)
 Acquisition of Western Systems                       7,903         79    10,205          -            -      (5,328)      4,956

 Issuance of additional shares                       24,001        240    26,427          -            -           -      26,667
 Issuance of additional shares upon
   exercise of options and warrants                     132          1       216          -            -           -         217
 Net income                                               -          -         -          -            -       2,069       2,069
 Change in net unrealized
   investment gains                                       -          -         -          -        1,011           -       1,011
 Change in pension liability, net of                      -          -         -         33            -           -          33
   deferred taxes (NOTE 9)                           ------     ------   -------     ------       ------     -------     -------
 Balance at December 31, 1997                        32,036     $  320   $36,848      $(854)      $1,930     $(3,104)    $35,140
                                                     ======     ======   =======     ======       ======     =======     =======

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.








               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEAR ENDED DECEMBER 31
                                                                                 1997            1996             1995
                                                                                 ----            ----             ----
                                                                                            (IN THOUSANDS)
     OPERATING ACTIVITIES
     Net income                                                                 $    2,069        $  5,025         $  4,969
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Change in premiums receivables and
           reinsurance recoverables                                                 (4,613)         (6,203)             717
         Change in reserve for unpaid losses and
           loss adjustment expenses                                                  8,122           9,332            8,424
         Change in reserve for unearned premiums                                       170              274             459
         Amortization of deferred policy
           acquisition costs                                                         9,104           8,993            8,119
         Deferred policy acquisition costs capitalized                              (8,782)         (8,888)          (8,831)
         Net realized gains on investments                                          (1,613)           (915)            (222)
         Provision for depreciation                                                    309              252             502
         Other                                                                        (810)           (440)            (823)
                                                                                   -------         -------          -------
     Net cash provided by operating activities                                       3,956           7,430           13,314

     INVESTING ACTIVITIES
     Fixed maturities - Available-for-sale:
       Purchases                                                                  (141,633)        (22,924)         (24,211)
       Sales                                                                       109,759              592             208
       Maturities, calls, and prepayments                                           10,038           5,965            1,338
     Equity securities - Available-for-sale:
       Purchases                                                                    (1,968)         (2,595)          (1,817)
       Sales                                                                        10,646           5,193            6,884
     Fixed maturities - Held-to-maturity:
       Purchases                                                                         -            (482)          (3,388)
       Maturities, calls, and prepayments                                            4,715           8,252            8,680
     Net sales of short-term investments                                             1,230           3,314              166
     Sale or maturity of other investments                                           2,562           1,066            1,706
     Property and equipment and other                                                 (496)             (55)           (380)
     Business combination - Net of cash acquired                                   (31,862)               -               -
                                                                                   -------         -------          -------
     Net cash provided (used) by investing activities                              (37,009)         (1,674)         (10,814)










                         AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                                                        YEAR ENDED DECEMBER 31
                                                                                 1997            1996             1995
                                                                                 ----            ----             ----
                                                                                            (IN THOUSANDS)
     FINANCING ACTIVITIES
     Proceeds from note payable                                                      4,800                -               -
     Issuance of common stock                                                       26,667                -               -
     Issuance of options and warrants                                                  217                -               -
     Dividends paid to stockholder                                                       -          (2,500)          (3,000)
                                                                                   -------         -------          -------
     Net cash provided (used) by financing activities                               31,684          (2,500)          (3,000)
                                                                                   -------         -------          -------
     Net increase (decrease) in cash                                                (1,369)          3,256             (500)
     Cash and cash equivalents at beginning of year                                  9,868           6,612            7,112
                                                                                   -------         -------          -------
     Cash and cash equivalents at end of year                                      $ 8,499         $ 9,868          $ 6,612
                                                                                   =======         =======          =======

     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.






























               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

             NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS




   1.  ORGANIZATION

   BUSINESS COMBINATION

   On July 29, 1997, The Western Systems Corp. (Western Systems) acquired substantially all the assets and assumed substantially all the liabilities of American County Insurance Company (American County) and its wholly owned subsidiary, American Country Financial Services Corp. for a purchase price of $40,300,000. Financing for the Acquisition was provided by Western Systems' cash on hand, the issuance of Western Systems common stock, and a line-of-credit agreement. Following the Acquisition, Western Systems changed its name to American Country Holdings Inc. (ACHI or the Company) to better reflect its core property and casualty and premium finance business.

   For financial reporting purposes, because certain former shareholders of the previous Parent of American Country acquired a 50% interest in the Company as a result of purchasing shares of common stock that were issued in connection with the Acquisition, the business combination has been accounted for as a reverse Acquisition whereby American Country was deemed to have acquired the Company. Financial statements for the Company for periods prior to the business combination date (July 29, 1997), are those of American Country. The operations of the Company are included in the accompanying financial statements from the date of the business combination.

   The valuation of ACHI assets and liabilities were recorded at fair market value that is consistent with their historical book value based on the nature of the transaction. The following pro forma data is presented as if the acquisition had occurred on January 1, 1996:


                                           YEAR ENDED DECEMBER 31
                                             1997           1996
                                        -------------- --------------
                                            (IN THOUSANDS, EXCEPT
                                               PER SHARE DATA)


       Revenues                             $68,783        $68,716
       Net income                             2,069          4,528
       Net income per share                     .06            .14






               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   1.  ORGANIZATION (CONTINUED)

   NATURE OF OPERATIONS

   American Country is a property and casualty insurance company, domiciled in the State of Illinois, which underwrites and markets specialty transportation, commercial, and personal lines of insurance. Transportation lines, principally liability and collision coverage for taxicabs and limousine companies in the city of Chicago and surrounding suburbs, accounted for approximately 43% of American County's 1997 direct premiums. Commercial lines, principally workers' compensation, multiperil and auto liability and physical damage accounted for approximately 44% of American Country's direct premiums written in 1997, and the related policies were marketed to artisan contractors and distributors, restaurants, and transportation companies. Personal lines, primarily auto and homeowners' policies, accounted for the balance. American County Financial Services Corp. operates principally as a premium finance company.

   Yellow Cab Company was an affiliate of American Country prior to December 31, 1996, and accounted for $10,972,000, $11,299,000, and
   $11,080,000 in 1997, 1996, and 1995, respectively, of premiums earned. In addition, included in premiums earned is $7,447,000, $7,590,000, and $6,179,000 in 1997, 1966, and 1995, respectively, related to Checker Taxi members.

   Prior to January 3, 1997, Western Systems primarily operated under a franchise agreement with Transmedia Network, Inc. (Transmedia) which granted Western Systems the right to operate a franchise in California, Washington, Oregon, and certain parts of Nevada. The franchise provided the Rights to Receive food and beverage credits from restaurants that accept the Transmedia restaurant card. On January 3, 1997, Western Systems sold its Transmedia franchise. At July 29, 1997, Western Systems had no operating activities and its business consisted primarily of managing the cash and cash equivalents of Western Systems. Prior to the Acquisition, Western Systems was a public shell actively seeking a business combination with an operating business that would use all of its available cash.












               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation
   ---------------------

   The accompanying consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and include the accounts and operations of ACHI and its wholly owned subsidiaries, American Country and ACFS. Significant intercompany accounts and transactions have been eliminated.

   Use of Estimates
   ----------------

   The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

   Premium Revenue
   ---------------

   Premiums are earned pro rata over the terms of the policies. The reserve for unearned premiums is determined on a daily basis.

   Losses and Loss Adjustment Expenses
   -----------------------------------

   Losses and loss adjustment expenses (LAE) represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31. The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses and are not discounted. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in the estimates of reserves for losses and LAE, management believes that the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. Salvage and subrogation recoveries are accrued when the related losses are incurred.







               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Reinsurance
   -----------

   Reinsurance premiums, losses, and LAE are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses incurred ceded to other companies have been reported as a reduction of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been accounted for as a reduction of the related policy acquisition costs. Reinsurance recoverables are reported relating to the portion of reserves and paid losses and LAE that are ceded to other companies.

   Deferred Policy Acquisition Costs
   ---------------------------------

   Costs of acquiring new business, principally commissions and premium taxes, are deferred and amortized as the related premium is earned.

   Investments
   -----------

   The Company follows Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires categorization of fixed maturities either as held to maturity, available for sale, or trading and equity securities as available for sale or trading.

   Fixed maturities (bonds and redeemable preferred stocks) that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Fixed maturities that the Company does not have the positive intent and ability to hold to maturity and all equity securities (common stocks and nonredeemable preferred stocks) are classified as available-for-sale and are reported at fair value. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes. The Company has not classified any fixed maturity or equity securities as trading.

   FASB Statement No. 115, allows companies to transfer securities between categories for events that are isolated, nonrecurring, and unusual for the reporting enterprise that could not have been reasonably anticipated. Accordingly, in connection with the Acquisition, the Company chose to reclassify all held to maturity



               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   securities to available for sale. As a result, the Company transferred its $23,000,000 to held to maturity fixed maturities to available for sale resulting in a $300,000 increase to unrealized investment gains. The Company no longer holds any fixed maturities as held to maturity.

   Mortgage and collateral loans are carried at amortized cost. Short-term investments are carried at cost, which approximates fair value, and include investments with maturities of less than one year at the date of acquisition.

   Net investment income consists primarily of interest and dividends less expenses. Interest on fixed maturities and mortgage loans, adjusted for any amortization of discount or premium, is recorded as income when earned and includes adjustments resulting from anticipated prepayments of collateralized mortgage obligations. Investment expenses are accrued as incurred. Realized investment gains or losses are computed using specific costs of securities sold, and include write-downs on investments having an other-than-temporary decline in value.

   Income Taxes
   ------------

   American Country's federal income tax return for 1996 was consolidated with Great Dane Holdings Inc. and subsidiaries for the year ending December 31, 1996, and for the period January 1, 1997 to April 16, 1997. American Country's federal income tax return for 1995 was consolidated with Great Dane Holdings Inc. and subsidiaries. Income tax expense is computed on a separate company basis.

   For the period April 17, 1997 through July 29, 1997, American Country will file a consolidated return with its Parent, during that period American Country Holdings Corp. Effective with the Acquisition the Company will file its tax return on a consolidated basis with its subsidiaries.

   Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.







               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Property and Equipment
   ----------------------

   Property and equipment, primarily data processing equipment and leasehold improvements, are reported at depreciated cost, with depreciation recorded on a straight-line basis with lives of five years for data processing equipment and a range of six to eleven years for leasehold improvements. Accumulated depreciation amounted to $2,853,000 and $2,545,000 at December 31, 1997 and 1996, respectively.

   Stock Options
   -------------

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Earnings Per Share
   ------------------

   Basic earnings per share is computed based on the weighted-average number of common shares outstanding, excluding any dilutive effect of options and warrants. Dilutive earnings per share is computed based on the weighted-average number of common shares outstanding plus the dilutive effects of options and warrants. The dilutive effect of options and warrants is calculated under the treasury stock method using the average market price for the period. Earnings per share is calculated as follows in thousands, except per share data:














               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                              Year ended December 31
                                            1997       1996      1995
                                            ----       ----      ----

   Net income                              $ 2,069    $ 5,025    $ 4,969
                                           =======    =======    =======

   Basic shares outstanding                $34,028    $35,557    $35,557
   Shares for options and warrants             431          -          -
                                           -------    -------    -------
   Dilutive shares outstanding             $34,459    $35,557    $35,557
                                           =======    =======    =======

   Basic and dilutive earnings per share       .06        .14        .14
                                           =======    =======    =======


   Cash Flows
   ----------

   Short-term investments, consisting principally of commercial paper which have a maturity of 90 days or less at date of purchase, are considered cash equivalents.

   Financial Instruments
   ---------------------

   Fair value for fixed maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair values of other financial instruments approximate their carrying values.

   Accounting Changes
   ------------------

   In 1997, the FASB issued Statement No. 128, "Earnings Per Share." The Company adopted this statement in its December 31, 1997 financial statements and has restated prior periods presented as required. Implementation of this Statement did not have any effect on the Company's financial statements.

   In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and classifying components of comprehensive income in the financial




               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   statements and requires that the accumulated balance of other comprehensive income be displayed separately from retained earnings and additional paid-in capital in the equity section of a balance sheet.

   The FASB also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1997. This Statement establishes standards for providing disclosures related to products and services, geographic area, and major customers. The Company anticipates adopting these statements in its 1998 financial statements as required. Implementation of these statements is not expected to have a material effect on the Company's financial statements.

   Reclassification
   ----------------

   Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 1997 presentation.






























               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   3.  INVESTMENTS

   The components of net investment income are as follows:

                                              YEAR ENDED DECEMBER 31
                                            1997       1996      1995
                                            ----       ----      ----
                                                  (IN THOUSANDS)

   Fixed maturities                         $6,724     $6,496     $5,719
   Equity securities                           524        695        768
   Short-term investments                      678        356        473
   Other                                       224        299        424
                                            ------     ------     ------

   Gross investment income                   8,150      7,846      7,384
   Investment expenses                       1,125        814        919
                                            ------     ------     ------
   Net investment income                    $7,025     $7,032     $6,465
                                            ======     ======     ======

   Realized gains on investments are as follows:

                                              YEAR ENDED DECEMBER 31

                                            1997       1996      1995
                                            ----       ----      ----
                                                  (IN THOUSANDS)
   Fixed maturities:
     Gross gains                            $1,053     $   61     $  100
     Gross losses                             (213)        (7)       (82)

   Equity securities:
     Gross gains                               904        991        560
     Gross losses                             (131)      (130)      (356)
                                            ------     ------     ------
                                            $1,613     $  915     $  222
                                            ======     ======     ======












               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   3.  INVESTMENTS (CONTINUED)

   The components of net unrealized gains (losses) are as follows:

                                               YEAR ENDED DECEMBER 31
                                              1997      1996      1995
                                              ----      ----      ----
                                                   (IN THOUSANDS)


   Fixed maturities available-for-sale        $1,934    $1,064    $2,665
   Equity securities available-for-sale          135       350       700
   Deferred tax charge                          (139)     (495)   (1,178)
                                              ------    ------    ------

   Net unrealized investment gains (losses)   $1,930    $  919    $2,187
                                              ======    ======     =====

   In connection with the Acquisition, the tax basis of certain assets and liabilities changed. As a result, the deferred tax charge related to the net unrealized investment gains at December 31, 1997 of $139,000 does not represent the corporate federal income tax rate of 34%.


   The changes in net unrealized investment gains (losses) are as follows:

                                               YEAR ENDED DECEMBER 31
                                              1997      1996      1995
                                              ----      ----      ----
                                                   (IN THOUSANDS)


   Fixed maturities available-for-sale        $  870   $(1,601)   $4,221
   Equity securities available-for-sale         (215)     (350)    2,399
   Deferred tax credit (charge)                  356       683    (2,373)
                                              ------   -------    ------

   Total                                      $1,011   $(1,268)   $4,247
                                              ======   =======    ======


   The change in net unrealized investment gains (losses) on fixed maturities held-to-maturity was $(218,000), $(596,000), and $2,359,000 for the years ended December 31, 1997, 1996, and 1995, respectively.




               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   3.  INVESTMENTS (CONTINUED)

   The following is a summary of held-to-maturity securities and available-for-sale securities:

                                                 GROSS UNREALIZED
                                                -----------------
                                        AMORTIZED                  FAIR
                                           COST    GAINS LOSSES   VALUE
                                           ----    ----- ------   -----

                                                  (In Thousands)
   DECEMBER 31, 1997
   AVAILABLE-FOR-SALE SECURITIES
   Fixed maturities:

     U.S. government                    $ 21,105  $  233   $ 10 $ 21,328
     States and political subdivision     37,001     775     76   37,700
     Foreign governments                     249      11      -      260
     Corporate securities                 43,659   1,223    103   44,779

     Mortgage-backed securities           15,528     149    268   15,409
   Total fixed maturities                117,542   2,391    457  119,476
                                        --------  ------   ---- --------
   Equity securities                       1,487     137      2    1,622
                                        --------  ------   ---- --------
   Total                                $119,029  $2,528   $459 $121,098
                                        ========  ======   ==== ========


   DECEMBER 31, 1996
   AVAILABLE-FOR-SALE SECURITIES
   Fixed maturities:

     States and political subdivisions  $ 19,501  $  310   $ 37 $ 19,774
     Foreign governments                     248       5      -      253
     Corporate and other                  52,212   1,234    448   52,998
                                        --------  ------   ---- --------

   Total fixed maturities                 71,961   1,549    485   73,025
   Equity securities                       9,393     568    218    9,743
                                        --------  ------   ---- --------
   Total                                $ 81,354  $2,117   $703 $ 82,768
                                        ========  ======   ==== ========






               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   3.  INVESTMENTS (CONTINUED)

                                                 GROSS UNREALIZED
                                                -----------------
                                        AMORTIZED                  FAIR
                                           COST    GAINS LOSSES   VALUE
                                           ----    ----- ------   -----

                                                  (In Thousands)
   HELD-TO-MATURITY SECURITIES
   Fixed maturities:
     U.S. government and agencies       $  3,313  $  124  $  14 $  3,423

     States and political subdivisions     8,304      64     13    8,355
     Corporate and other                  16,002     173    118   16,057
     Mortgage-backed securities               58       2      -       60
                                         -------  ------   ---- --------
   Total                                $ 27,677  $  363   $145 $ 27,895
                                        ========  ======   ==== ========

   The amortized cost and fair value of fixed maturities by contractual maturity at December 31, 1997, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with our without call or prepayment penalties.


                                               AMORTIZED     FAIR
                                                 COST       VALUE
                                                 ----       -----
                                                  (IN THOUSANDS)

   Due in one year or less                      $  1,584   $  1,596

   Due after one year through five years          46,137     46,816
   Due after five years through ten years         28,075     28,573
   Due after ten years                            26,218     27,082
   Mortgage-backed-securities                     15,528     15,409
                                                --------   --------

                                                $117,542   $119,476
                                                ========   ========

   At December 31, 1997, investments in fixed maturities with an admitted asset value of $2,718,000 were on deposit with state insurance departments to satisfy regulatory requirements.




               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   4.  REINSURANCE

   Certain premiums and losses and LAE are assumed from, and ceded to, other insurance companies under various reinsurance agreements. Those agreements principally provide the Company with increased capacity to write larger risks and to maintain its exposure to loss within its capital resources.

   Assumed and ceded reinsurance arrangements are summarized as follows:

                                     YEAR ENDED DECEMBER 31
                                    1997      1996      1995
                                    ----      ----      ----
                                         (IN THOUSANDS)

   ASSUMED REINSURANCE
   Premiums written                $   840   $ 1,206    $2,037
   Premiums earned                     862     1,344     1,921
   Losses and LAE                      598       495     1,165
   Losses and LAE reserves*          2,575     2,769     3,332

   Unearned premium reserves *         264       286       424

   CEDED REINSURANCE
   Premiums written                  8,338     7,067     7,354
   Premiums earned                   8,432     7,004     7,530

   Losses and LAE                    6,261     7,184     3,929
   Losses and LAE reserves*         15,114    11,515     7,051
   Unearned premium reserves*          703       797       733

   *As of year-end.

   The Company remains obligated for amounts reinsured in the event that reinsurers do not meet their obligations.















               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   5.  FEDERAL INCOME TAXES

   Reconciliation of the corporate federal income tax rate to the Company's effective income tax rates are as follows:

                                             Year ended December 31
                                            1997      1996     1995
                                            ----      ----     ----


   Corporate federal income tax rate           34%       35%      35%
   Nontaxable investment income                (15)       (9)      (8)
   State income taxes                            -         5        4
   Other                                         -        (3)       -
                                               ---       ---      ---

   Effective income tax rate                   19%       28%      31%
                                               ===       ===      ===

   Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       DECEMBER 31
                                                      1997     1996
                                                      ----     ----
                                                     (IN THOUSANDS)

   Deferred tax assets:
   Insurance reserves                                 $4,497   $4,433
   Pension liability                                     440      478
   Other - Net                                           274      338
                                                       -----    -----

   Total deferred tax assets                           5,211    5,249
                                                       =====    =====

   Deferred tax liabilities:
   Policy acquisition costs                              865    1,003
   Unrealized investment gains                           139      495

   Other - Net                                           308      432
                                                       -----    -----
   Total deferred tax liabilities                      1,312    1,930
                                                       -----   ------
   Net deferred tax assets                            $3,899   $3,319
                                                      ======   ======




               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   5.  FEDERAL INCOME TAXES (CONTINUED)

   The nature of the Company's deferred tax assets and liabilities is such that the reversal pattern for these temporary differences should generally result in realization of the deferred tax assets.
   Accordingly, no valuation allowance is considered necessary.

   Taxes paid amounted to $1,410,000, $1,550,000, and $1,796,000 for
   1997, 1996, and 1995, respectively.









































               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   6.  LOSSES AND LOSS ADJUSTMENT EXPENSES

   The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE:

                                             YEAR ENDED DECEMBER 31
                                           1997       1996       1995
                                           ----       ----       ----
                                                 (IN THOUSANDS)


   Balance at January 1                    $90,965    $81,633    $73,209
     Less reinsurance recoverables          11,515      7,051      6,716
                                            ------     ------     ------
   Net balance at January 1                 79,450     74,582     66,493

   Add net incurred claims related to:
     Current year                           53,613     47,878     48,382
     Prior years                              (464)       967     (3,077)
                                            ------     ------     ------
   Total net claims incurred                53,149     48,845     45,305


   Deduct net claims paid related to:
     Current year                           19,624     18,044     14,709
     Prior years                            29,002     25,933     22,507
                                            ------     ------     ------
   Total net claims paid                    48,626     43,977     37,216
                                            ------     ------     ------


   Net balance at December 31               83,973     79,450     74,582
     Plus reinsurance recoverables          15,114     11,515      7,051
                                            ------     ------     ------
   Balance at December 31                  $99,087    $90,965    $81,633
                                           =======    =======    =======














               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   7.  STOCKHOLDER'S EQUITY

   Statutory accounting practices prescribed or permitted for American Country by regulatory authorities differ from generally accepted accounting principles. American Country's statutory-basis capital and surplus was $34,555,000 and $34,080,000 at December 31, 1997 and 1996,
   respectively, and American Country's statutory-basis net income was $2,590,000, $4,088,000, and $3,905,000 for the years ended
   December 31, 1997, 1996, and 1995, respectively.

   Property/casualty insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the National Association of Insurance Commissioners. Under those requirements, the amount of statutory capital and surplus maintained by a property/casualty insurance company is to be determined based on the various risk factors. At December 31, 1997, American Country exceeds the RBC requirements.

   The maximum amount of dividends that can be paid from American Country to ACHI without regulatory approval is the greater of net income or 10% of capital and surplus, each as of the preceding December 31. Accordingly, the maximum total dividend amount available in 1998 is $3,455,000. American Country did not declare or pay dividends to ACHI during 1997.

   In July 1997, the Company changed the par value of its common stock to $.01 per share from $.60 per share. The change in the par value of the common stock resulted in a decrease to common stock and a corresponding increase in additional paid-in capital and has been recorded retroactively in the accompanying consolidated balance sheets.

   In connection with the Acquisition, the Company sold and issued 16,000,000 shares of its common stock to certain former shareholders of the former Parent of American Country and 8,000,000 shares of its common stock to Frontier Insurance Group. The proceeds from the issuance of the common stock were $26,700,000.

   At December 31, 1997, the Company had 2,058,000 warrants outstanding. The warrants allow the warrant holder to purchase 2.19 shares of common stock at a price of $1.83 per share through August 31, 1998.









               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   8.  DEBT

   In connection with the Acquisition, the Company entered into a line-of-credit agreement with a bank. Under the terms of the agreement, the Company may borrow up to $7,000,000 at a floating rate of interest. The amount of funds that may be borrowed under the agreement is reduced to $4,667,000 at July 2000, $2,333,000 at July 2001, and expires in July 2002. At December 31, 1997, the unused portion of the line of credit is $2,200,000. The weighted-average interest rate on the outstanding line of credit is 7.5% as of December 31, 1997. Total interest expense and interest paid in 1997 was $161,000 and $129,000, respectively.

   The line-of-credit agreement contains various debt covenants including certain financial covenants and commitments fees, which are .3870% per annum of the unused line of credit.


































               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   9.  EMPLOYEE BENEFITS

   Retirement Plan
   ---------------

   Substantially all salaried employees of the Company who are at least 21 years of age are eligible to participate in a 401(k) retirement plan. Employees may contribute from 1% to 15% of their eligible compensation to the plan. The Company matches 25% of employee contributions up to a maximum of 8% of eligible compensation. Total contributions by the Company to the plan were $83,000, $76,000, and $73,000 in 1997, 1996, and 1995, respectively.

   Pension Plan
   ------------

   Prior to December 4, 1996, substantially all salaried employees of the Company were covered by a defined-benefit pension plan sponsored by its former Parent. Benefits were based on the employee's length of service and wages and benefits, as defined by the plan. The former Parent's funding policy of the plan was generally to contribute amounts required to maintain funding standards in accordance with the Employee Retirement Income Security Act. Pension cost allocated to the Company amounted to $265,000 and $175,000 in 1996 and 1995, respectively.

   In connection with the change in ownership discussed in Note 1, the plan was split up and a separate defined-benefit pension plan for the Company was established. Accordingly, effective December 4, 1996, substantially all salaried employees of the Company were covered by a defined-benefit pension plan sponsored by the Company. Benefits and funding for the new plan are consistent with the plan in which employees were previously participants.

   A summary of the components of the net periodic pension cost for this new plan, at December 31, 1997, is as follows (in thousands):

   Service cost                               $258
   Interest cost                               192
   Actual return on plan assets               (101)

   Net amortized and deferral                   24
                                              ----
   Net periodic pension cost                  $373
                                              ====





               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   9.  EMPLOYEE BENEFITS (CONTINUED)

   The Company recognized a net accrued pension liability of $1,294,000 and $1,365,000 at December 31, 1997 and 1996, respectively, representing the unfunded portion of the separate plan as a result of the split up of the previous pension plan. The net accrued pension liability also resulted in a decrease of $854,000 and $887,000 in 1997 and 1996, respectively, in stockholders' equity and a deferred tax asset of $440,000 and $478,000 at December 31, 1997 and 1996,
   respectively.

   Effective December 31, 1997, upon resolution by the board of directors, the plan is frozen.

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets as of December 31 for the Company's defined-benefit pension plan:


                                                        1997     1996
                                                        ----     ----
                                                       (IN THOUSANDS)

   Actuarial present value of benefit obligations:
   Vested benefit obligation                            $2,336  $1,902
                                                        ======  ======

   Accumulated benefit obligation                       $2,677  $2,208
                                                        ======  ======


   Projected benefit obligation                         $2,677  $2,518
   Plan assets (principally guaranteed investment
     contracts with insurance companies)                 1,383   1,247
                                                        ------  ------
   Projected benefit obligation in excess
     of plan assets                                      1,294   1,271

   Unrecognized net gain                                     -     (23)
   Unrecognized prior service cost                           -      (9)
   Unrecognized net transition obligation                    -     126
                                                        ------  ------
   Accrued pension liability                            $1,294  $1,365
                                                        ======  ======






               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   9.  EMPLOYEE BENEFITS (CONTINUED)

   The unrecognized net gain, prior service cost, and transition obligation are being amortized over a 15-year period. Other assumptions used in the calculation of the actuarial present value of the projected benefit obligation were as follows:

                                                         1997     1996
                                                         ----     ----

   Assumed discount rate                                  7.00%    7.50%

   Rate of compensation increase                          3.00     3.00
   Expected long-term rate of return on plan assets       8.00     9.00

   Postretirement Benefits Other Than Pensions
   -------------------------------------------

   In addition to the defined-benefit plan and the 401(k) retirement plan, substantially all salaried employees of the Company are covered by a postretirement benefit plan. The plan is noncontributory and provides medical and life insurance benefits for employees who retire after attaining age 62 with 25 years of service. The net periodic postretirement benefit cost was $70,000, $73,000, and $76,000 during 1997, 1996, and 1995, respectively. The accumulated postretirement benefit cost at December 31, 1997 and 1996, was $584,000 and $537,000, respectively.























               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   10.  STOCK OPTION PLAN

   Effective with the Acquisition, the Company obtained a Stock Option Plan (the Plan), as amended, under which options to purchase up to a maximum of 750,000 shares of common stock may be granted to officers and other key employees. Stock options granted under this Plan, which may be either incentive stock options or nonqualified stock options for federal income tax purposes, expire up to ten years after date of grant and become exercisable over a three-year period. Employees who have left the Company have 90 days to exercise their options. In December 1996, the stockholders agreed to an amendment to the Plan, whereby all options outstanding would become immediately exercisable, without regard to vesting provisions, upon the sale of the assets of the Company.

   Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. As a result of the Plan amendment whereby the options were 100% vested prior to the Acquisition, there is no pro forma effect on net income and earnings per share for the Company, as any pro forma income statement impact would have been recorded by Western Systems prior to the Acquisition. A summary of the Company's stock option activity and related information for the year ended December 31, 1997, consists of the following (in thousands):
























               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   10.  STOCK OPTION PLAN (CONTINUED)

                                                             WEIGHTED-
                                                              AVERAGE
                                                              EXERCISE
                                                    OPTIONS    PRICE
                                                    -------    -----

   July 29, 1997 - Obtained through Acquisition        474      2.24

   Canceled                                            (28)     1.34
   Exercised                                           (56)     1.72
                                                       ---      ----
   Outstanding at end of year                          390      2.43
                                                       ===      ====



   A summary of options outstanding and options exercisable at December 31, 1997, is as follows (in thousands):


                                       Weighted-Average     Weighted-
        Range of          Shares        Remaining Life  Average Exercise
    Exercise Prices     Outstanding        (Years)            Price
    ----------------    -----------         ------            -----

    $.60                    45               5.6             $  .60
    1.76 - 2.75             125              3.2               2.31

    2.76 - 3.75             220              5.9               3.20
    -----------             ---              ---              -----
    $.60 - 3.75             390              4.3              $2.59
    ===========             ===              ===              =====

   All of the shares outstanding at December 31, 1997, are exercisable.














               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   11.  COMMITMENTS

   American Country leases office space and equipment under noncancelable operating leases expiring in various years through 2002. Certain of those leases provide for escalation based on increases in operating expenses and the Consumer Price Index. Rent expense was $870,000, $816,000, and $821,000 in 1997, 1996, and 1995, respectively.

   At December 31, 1997, future rental commitments under those leases are as follows (in thousands):

        1998                         $  841
        1999                            873
        2000                            878

        2001                            884
        2002                            719
        Thereafter                        -
                                     ------
                                     $4,195
                                     ======

   12.  CONTINGENCIES

   The Company is named as defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the reserves for losses and LAE. The Company's management believes that the resolution of those actions will not have a material adverse effect on the Company's financial position or results of operations.

   13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of claim liabilities, various other nonfinancial instruments, or other assets related to the Company's business. Accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value disclosures.

   The Company does not have any financial instruments held or issued for trading purposes. The carrying value and fair value of certain of the Company's financial instruments are as follows:






               AMERICAN COUNTRY HOLDINGS INC. AND SUBSIDIARIES

       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   13.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                                         DECEMBER 31
                                                                              1997                          1996
                                                                              ----                          ----
                                                                     CARRYING         FAIR        CARRYING         FAIR
                                                                       VALUE         VALUE          VALUE         VALUE
                                                                       -----         -----          -----         -----

                                                                                        (IN THOUSANDS)
     ASSETS
     Fixed maturities and equity securities (NOTE 3)                  $121,099       $121,099      $110,445       $110,663
     Mortgage loans on real estate                                           -              -         2,500          2,500
     Collateral loans                                                        -              -            62             62

     Cash, receivables, and short-term investments                      15,520         15,520        16,860         16,860
     Accrued investment income                                           1,765          1,765         1,917          1,917

     LIABILITIES
     Accrued expenses                                                    4,356          4,356         4,404          4,404






























       ===============================================            ===============================================
               No dealer, salesman, or any other                                 THE EXCHANGE AGENT:
       person has been authorized to give any
       information or to make any representations                      AMERICAN STOCK TRANSFER & TRUST COMPANY
       other than those contained in this Offering                            REORGANIZATION DEPARTMENT
       Circular-Prospectus in connection with the                                  40 Wall Street
       offering herein contained and, if given or                                    46th Floor
       made, such information or representations must                         New York, New York 10005
       not be relied upon as having been authorized by
       the Company.  This Offering Circular-Prospectus
       does not constitute an offer to sell, or a
       solicitation of an offer to buy, the securities                    Offer to Exchange One Redeemable
       offered hereby in any jurisdiction to any                          Common Stock Purchase Warrant and
       person to whom it is unlawful to make an offer                   $4.00 Cash for 2.19 Shares of Common
       or solicitation. Neither the delivery of this                      Stock and 2.19 Class A Redeemable
       Offering Circular-Prospectus nor any sale made                      Common Stock Purchase Warrants
       hereunder  shall, under any circumstances,
       create an implication that there has been no
       change in the facts herein set forth since the
       date hereof.

                     ____________________





                      TABLE OF CONTENTS                                    American Country Holdings Inc.
                                                   Page
                                                   ----
       Available Information . . . . . . . . . . . .  4
       Incorporation of Certain Information
         by Reference  . . . . . . . . . . . . . . .  5
       Summary . . . . . . . . . . . . . . . . . . .  7
       Risk Factors  . . . . . . . . . . . . . . . . 14
       The Offer . . . . . . . . . . . . . . . . . . 21
       The Company . . . . . . . . . . . . . . . . . 32
       Use of Proceeds . . . . . . . . . . . . . . . 34              __________________________________________
       Price Range of Common Stock                                         OFFERING CIRCULAR - PROSPECTUS
         and Old Warrants  . . . . . . . . . . . . . 35              __________________________________________
       Selected Consolidated Financial Data  . . . . 36
       Description of Securities . . . . . . . . . . 38
       Legal Matters . . . . . . . . . . . . . . . . 41
       Experts . . . . . . . . . . . . . . . . . . . 41
       Forward Looking Statements  . . . . . . . . . 41
       Index to Consolidated Financial
         Statements . . . . . . . . . . . . . . . .  F-1                       ________, 1998

       ===============================================             ===============================================




                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

   ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

        Set forth below is an estimate of the approximate amount of fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities to be registered pursuant to the Offering Circular-Prospectus contained in this Registration Statement.

                                                 APPROXIMATE
                                                    AMOUNT
                                                 -----------
    Securities and Exchange Commission          $ 2,589.05
    registration fee  . . . . . . . . . . .
    Nasdaq SmallCap Market listing fee  . .      13,735.00
    Accountants' fees and expenses  . . . .       3,000.00

    Blue Sky fees and expenses  . . . . . .           *
    Legal fees and expenses . . . . . . . .           *
    Exchange Agent fees and expenses  . . .       3,500.00
    Printing and engraving expenses . . . .           *
    Miscellaneous . . . . . . . . . . . . .           *
                                                 ----------
         Total  . . . . . . . . . . . . . .      $    *
                                                 ==========

   _____________
   * To be completed by amendment.

























   ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Certificate of Incorporation of the Registrant provides that
   (i) any person may be indemnified against all expenses and liabilities to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") and (ii) the liability of directors may be limited or eliminated to the fullest extent permitted by the DGCL except for liability (a) for any breach of a director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transactions from which a director derived an improper personal benefit.

        Section 145 of the DGCL, the law of the state in which the Registrant is incorporated, empowers a corporation within certain limitations to indemnify any person against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit or proceeding to which he is a party by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful.

        The Registrant also has in effect directors' and officers' liability insurance.
























   ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        (a)  Exhibits

             The following documents are filed as a part of this Registration Statement:

             Exhibit   Document
             -------   --------

             4.1       Specimen Common Stock Certificate.*

             4.2 Warrant Agreement, dated as of June 25, 1993, between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4(c) to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-84234) (the "Form S-1")).

             4.3       Form of Amendment to Warrant Agreement
                       (incorporated by reference to Exhibit 4(d) to the Form S-1).

             4.4 Form of Warrant Certificate (incorporated by reference to Exhibit 4(b) to the Form S-1).

             4.5       Form of Class A Warrant Agreement.

             4.6       Form of Class A Warrant Certificate.*

             5.1       Opinion of Schiff Hardin & Waite.*

             12.1 Statement of Computation of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

             23.1      Consent of Ernst & Young LLP.

             23.4      Consent of Schiff Hardin & Waite (included in
                       Exhibit 5.1).*

             24.1      Power of Attorney (included on page II-4).

             99.1      Letter of Transmittal.

        ___________
        * To be filed by amendment.

        (b)  Financial Statement Schedules

             None.



   ITEM 17.  UNDERTAKINGS.

        (a)  The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
        Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events
             arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than



   ITEM 17.  UNDERTAKINGS (CONTINUED)

   the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.











































                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 8th day of May, 1998.

                                 AMERICAN COUNTRY HOLDINGS INC.


                                 By:  /s/ Edwin W. Elder
                                      -----------------------------
                                      Edwin W. Elder
                                      EXECUTIVE VICE PRESIDENT AND
                                      CHIEF OPERATING OFFICER


                              POWER OF ATTORNEY

        Know all men by these presents, that each person whose signature appears below constitutes and appoints Martin L. Solomon and Edwin W. Elder and each of them singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and officer of the Registrant) to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

















        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           Signature                                        Title                                  Date
           ---------                                        -----                                  ----
     /s/ Martin L. Solomon                      President, Chairman of the                    May 8, 1998
     ---------------------------                Board, Chief Executive Officer
     Martin L. Solomon                          and Director (Principal Executive
                                                Officer)

     /s/ Edwin W. Elder                         Executive Vice President, Chief               May 8, 1998
     ---------------------------                Operating Officer and Director
     Edwin W. Elder

     /s/ James P. Byrne                         Treasurer, Chief Financial Officer            May 8, 1998
     ---------------------------                and Vice President (Principal
     James P. Byrne                             Financial and Accounting
                                                Officer)

     /s/ William J. Barrett                     Director                                      May 8, 1998
     --------------------------
     William J. Barrett

     /s/ Herbert M. Gardner                     Director                                      May 8, 1998
     --------------------------
     Herbert M. Gardner

     /s/ Wilmer J. Thomas, Jr.                  Director                                      May 8, 1998
     --------------------------
     Wilmer J. Thomas, Jr.

     /s/ Peter H. Foley                         Director                                      May 8, 1998
     --------------------------
     Peter H. Foley


















                                EXHIBIT INDEX


    Exhibit  Document
    -------  --------

    4.1      Specimen Common Stock Certificate.*

    4.2 Warrant Agreement, dated as of June 25, 1993, between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4(c) to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-84234) (the "Form S-1")).
    4.3 Form of Amendment to Warrant Agreement (incorporated by reference to Exhibit 4(d) to the Form S-1).

    4.4 Form of Warrant Certificate (incorporated by reference to Exhibit 4(b) to the Form S-1).

    4.5      Form of Class A Warrant Agreement.

    4.6      Form of Class A Warrant Certificate.*
    5.1      Opinion of Schiff Hardin & Waite.*

    12.1 Statement of Computation of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

    23.1     Consent of Ernst & Young LLP.

    23.4     Consent of Schiff Hardin & Waite (included in Exhibit
             5.1).*
    24.1     Power of Attorney (included on page II-4).

    99.1     Letter of Transmittal.


   ___________
   * To be filed by amendment.